THIRD QUARTER REPORT	September 30, 2012

Dear Shareholders:

Funds from operations (“FFO”) for the quarter ended September 30, 2012 was $164 million or $0.29 per diluted common share, compared with $168 million or $0.30 per diluted common share during the same period in 2011. The results for the current quarter ended compared to 2011 were impacted by $4 million, or $0.01 per share, of transaction costs related to the acquisition of assets in London. In addition, the prior period results included $11 million of one-time gains or $0.02 per share.

Net income was $376 million or $0.66 per diluted share, compared with $415 million or $0.72 per diluted share in the third quarter of 2011. Prior period net income included a one-time $150 million gain, $0.26 per diluted share, on the reorganization of Brookfield’s ownership interest in the U.S. Office Fund assets.

Commercial property net operating income for the third quarter of 2012 increased to $345 million, compared with $276 million in the third quarter of 2011, largely due to the impact of our newly developed asset, Brookfield Place Perth, acquisition activity, and the consolidation of the U.S. Office Fund. Same property net operating income during the third quarter of 2012 increased by 3.5% compared with the same period in the prior year.

Value per common share at September 30, 2012 increased to $19.31 compared with $17.90 at the December 31, 2011.

OUTLOOK

With a focus on leasing near-term availabilities within our portfolio, we are pleased to have signed 1.5 million square feet of leases during the quarter (5.2 million square feet year-to-date), including recent leases totaling approximately 200,000 square feet in Lower Manhattan at the World Financial Center. With this leasing and our recent accretive acquisitions, our steady increase in commercial net operating income reflects the imbedded growth in our portfolio as a result of rental mark-to-market opportunities.

We are pleased to report minimal collateral damage to our Lower Manhattan office portfolio due to the effects of Hurricane Sandy. This is due in no small part to the tireless efforts of our experienced and dedicated property and operations personnel in preparing for the storm, and the great resolve and teamwork displayed in reacting quickly in protecting our buildings and tenants.

HIGHLIGHTS OF THE THIRD QUARTER

Leased 1.5 million square feet of space during the quarter at an average net rent of $33 per square foot, representing a 47% increase over expiring net rents in the period. The portfolio occupancy rate finished the quarter at 92.1%, a decrease of 130 basis points due primarily to an anticipated large expiry in a recently acquired opportunistic asset in Denver.

Leasing highlights from the second quarter include:

Toronto – 298,000 square feet

•	A five-year renewal with Bennett Jones for 145,000 square feet at First Canadian Place

Washington, DC – 236,000 square feet

•	A 16-year new lease with Georgetown University for 78,000 square feet at 650 Massachusetts Ave.

Los Angeles – 209,000 square feet

•	A 15-year new lease with PricewaterhouseCoopers for 135,000 square feet at 601 South Figueroa St.

Brookfield Office Properties

New York – 208,000 square feet

•	A 10-year new lease with Tahari for 60,000 square feet at the Grace Building
•	A 10-year renewal with Bank of America for 47,000 square feet at Four World Financial Center. To date, Bank of America has renewed 783,000 square feet of space at Two and Four World Financial Center.
•	A 12-year new lease with Sedgwick, LLP for 43,000 square feet at Two World Financial Center

Completed 105,000-square-foot lease at the World Financial Center, subsequent to the third quarter. XL America renewed its existing lease at One World Financial Center for an additional five years and expanded by an additional 18,000 square feet.

Completed new property-level financings totaling $709 million, netting proceeds of $263 million, including the financing and refinancing of $436 million of debt in North America at an average rate of 4.40% with an average term of 1.5 years, generating net new proceeds of $49 million, the financing of $211 million of debt in the United Kingdom for a term of five years at a rate of 4.27% and the refinancing of $62 million of debt in Australia at a rate of 5.76% with a term of five years, generating net new proceeds of $3 million.

Issued C$250 million of preferred shares, series T at a price of C$25.00 per share yielding 4.60% per annum for the initial 6.25-year period ending December 31, 2018. Net proceeds from the issue will be added to the general funds of Brookfield Office Properties and be used to redeem its 8.0 million preferred shares, series F and for general corporate purposes.

Closed on first tranche of assets in City of London: 99 Bishopsgate, London Wall Place development site, and a group of smaller assets closed on September 28, 2012. 125 Old Broad Street and Leadenhall Court are expected to close in June 2013.

Completed large-scale renovation at First Canadian Place, Toronto, Canada’s tallest office tower. Brookfield embarked on a refurbishment program in 2009 and has completely reclad the exterior of the 72-story tower, upgraded the lobby and retail areas, and integrated energy-efficient systems that enabled the property to achieve LEED EB: O&M Gold certification.

Announced plan to change name of the World Financial Center to ‘Brookfield Place’ effective in the fall of 2013 to coincide with the opening of the complex’s new pavilion entrance on West St. Brookfield is embarking on the rebranding campaign to represent not only the transformation of the complex, but the changing demographics of Lower Manhattan and the companies and industries relocating to the area.

Completed physical evaluations on the portfolio of office buildings to assess the impact of Hurricane Sandy. Preliminary reports indicate water, window and other associated collateral damage are minimal at most of Brookfield's Lower Manhattan buildings. No problems have been reported at properties in Midtown Manhattan, Boston and Washington D.C. The company carries comprehensive property, casualty and flood insurance and full coverage of losses is anticipated. The storm will have no material financial impact on the company. Please refer to specific press release issued on October 31, 2012 for more information.

Richard B. Clark	Dennis H. Friedrich
Chairman	Chief Executive Officer

November 2, 2012

2	Q3/2012 Interim Report

Commercial Properties Portfolio

			Assets Under management					proportionate(1)			proportionate net of Non- Controlling Interests(2)
(square feet in 000’s)	number OF PROPERTIES	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
U.S. PROPERTIES
New York Midtown
300 Madison Avenue	1	100.0	1,126	14	1,140	—	1,140	100	1,140	1,140	1,134	1,134
245 Park Avenue(3)	1	95.9	1,719	68	1,787	—	1,787	51	911	911	906	906
450 West 33rd Street(3)	1	77.6	1,684	108	1,792	—	1,792	75	1,344	1,344	1,336	1,336
The Grace Building(3,4)	1	96.6	1,537	20	1,557	—	1,557	42	656	656	656	656
	4	91.6	6,066	210	6,276	—	6,276	65	4,051	4,051	4,032	4,032
New York downtown
World Financial Center
One	1	87.3	1,611	52	1,663	58	1,721	100	1,663	1,721	1,653	1,711
Two	1	100.0	2,671	35	2,706	—	2,706	100	2,706	2,706	2,690	2,690
Three	1	99.6	1,254	—	1,254	53	1,307	100	1,254	1,307	1,246	1,299
Four	1	99.8	1,861	43	1,904	48	1,952	100	1,904	1,952	1,893	1,941
Retail		44.6	—	168	168	123	291	100	168	291	167	289
One Liberty Plaza	1	97.5	2,326	20	2,346	—	2,346	100	2,346	2,346	2,332	2,332
One New York Plaza(4)	1	82.5	2,556	31	2,587	—	2,587	84	2,181	2,181	2,181	2,181
	6	93.5	12,279	349	12,628	282	12,910	97	12,222	12,504	12,162	12,443
Boston
75 State Street	1	66.2	771	25	796	235	1,031	100	796	1,031	791	1,025
	1	66.2	771	25	796	235	1,031	100	796	1,031	791	1,025
Washington, D.C.
1625 Eye Street	1	96.4	370	16	386	185	571	10	39	57	39	57
701 9th Street	1	100.0	340	24	364	183	547	100	364	547	362	544
799 9th Street	1	96.9	191	11	202	63	265	100	202	265	202	265
Potomac Tower	1	100.0	238	—	238	203	441	100	238	441	236	438
601 South 12th Street	1	100.0	309	—	309	—	309	100	309	309	309	309
701 South 12th Street	1	100.0	253	—	253	—	253	100	253	253	253	253
77 K Street	1	93.0	308	19	327	—	327	100	327	327	325	325
650 Massachusetts Avenue	1	97.4	230	82	312	75	387	100	312	387	312	387
Three Bethesda Metro Center	1	90.3	348	20	368	—	368	100	368	368	368	368
Victor Building(3,4)	1	92.8	294	53	347	—	347	42	146	146	146	146
1200 K Street(4)	1	99.9	366	24	390	44	434	84	329	366	329	366
1250 Connecticut Avenue(4)	1	93.9	163	21	184	26	210	84	155	177	155	177
1400 K Street(4)	1	99.9	178	12	190	34	224	84	160	189	160	189
2000 L Street(4)	1	96.4	308	75	383	—	383	84	323	323	323	323
2001 M Street(4)	1	10.7	190	39	229	35	264	84	193	223	193	223
2401 Pennsylvania Avenue(4)	1	81.8	58	19	77	16	93	84	65	78	65	78
Bethesda Crescent(4)	3	85.4	241	27	268	68	336	84	226	283	226	283
One Reston Crescent(4)	1	100.0	185	—	185	—	185	84	156	156	156	156
Silver Spring Metro Plaza(4)	3	82.6	640	47	687	84	771	84	579	650	579	650
Sunrise Tech Park(4)	4	94.1	316	—	316	—	316	84	266	266	266	266
Two Ballston Plaza(4)	1	78.3	204	19	223	—	223	84	188	188	188	188
1550 & 1560 Wilson Boulevard(4)	2	88.2	248	35	283	76	359	84	238	302	238	302
Two Reston Crescent(4)	1	100.0	182	3	185	—	185	84	156	156	156	156
	31	90.8	6,160	546	6,706	1,092	7,798	83	5,592	6,457	5,586	6,449
los angeles
601 Figueroa(4)	1	90.4	1,037	2	1,039	123	1,162	84	876	979	876	979
Bank of America Plaza(4)	1	92.7	1,383	39	1,422	343	1,765	84	1,198	1,487	1,198	1,487
Ernst & Young Tower(4)	1	78.3	910	335	1,245	391	1,636	84	1,049	1,379	1,049	1,379
Marina Towers(3,4)	2	88.7	356	25	381	87	468	42	161	197	161	197
Landmark Square(4)	1	88.2	420	23	443	212	655	84	374	553	374	553
	6	87.5	4,106	424	4,530	1,156	5,686	81	3,658	4,595	3,658	4,595

(1)	Reflects Brookfield Office Properties interest before considering non-controlling interest in subsidiaries, including Brookfield Financial Properties L.P. of 0.6%. U.S. Office Fund assets are presented net of non-controlling interests held by co-investors in the fund. Brookfield Heritage Partners LLC and 1801 California Street are also presented net of non-controlling interest
(2)	Reflects Brookfield Office Properties interest net of non-controlling interests described in note above
(3)	Represents jointly controlled interest
(4)	Represents U.S. Office Fund asset

Brookfield Office Properties	3

			Assets Under management					proportionate(1)			proportionate net of Non- Controlling Interests (2)
(square feet in 000’s)	number OF PROPERTIES	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
U.S. PROPERTIES CONTINUED
Houston
1201 Louisiana Street	1	98.0	836	8	844	48	892	100	844	892	844	892
Heritage Plaza	1	94.7	1,150	—	1,150	671	1,821	51	586	929	586	929
KBR Tower(3,4)	1	99.8	985	63	1,048	254	1,302	42	442	549	442	549
One Allen Center(4)	1	62.9	914	79	993	—	993	84	837	837	837	837
Two Allen Center(4)	1	96.3	987	9	996	—	996	84	839	839	839	839
Three Allen Center(4)	1	93.2	1,173	22	1,195	—	1,195	84	1,007	1,007	1,007	1,007
1600 Smith Street(4)	1	80.4	1,048	50	1,098	411	1,509	84	926	1,272	926	1,272
Continental Center II(4)	1	93.8	428	21	449	81	530	84	379	447	379	447
500 Jefferson Street(4)	1	97.3	351	39	390	44	434	84	329	366	329	366
	9	90.0	7,872	291	8,163	1,509	9,672	74	6,189	7,138	6,189	7,138
Denver
Republic Plaza	1	97.1	1,281	48	1,329	503	1,832	100	1,329	1,832	1,329	1,832
1801 California Street	1	37.1	1,316	—	1,316	—	1,316	51	671	671	671	671
	2	67.2	2,597	48	2,645	503	3,148	80	2,000	2,503	2,000	2,503
SEATTLE
Metropolitan Park East & West	2	83.8	696	3	699	157	856	100	699	856	699	856
	2	83.8	696	3	699	157	856	100	699	856	699	856
Minneapolis
33 South Sixth Street	2	94.5	1,108	370	1,478	325	1,803	100	1,478	1,803	1,478	1,803
RBC Plaza	2	92.1	610	442	1,052	196	1,248	100	1,052	1,248	1,052	1,248
	4	93.6	1,718	812	2,530	521	3,051	100	2,530	3,051	2,530	3,051
Total U.S. Properties	65	89.4	42,265	2,708	44,973	5,455	50,428	84	37,737	42,186	37,647	42,092

(1)	Reflects Brookfield Office Properties interest before considering non-controlling interest in subsidiaries, including Brookfield Financial Properties L.P. of 0.6%. U.S. Office Fund assets are presented net of non-controlling interests held by co-investors in the fund. Brookfield Heritage Partners LLC and 1801 California Street are also presented net of non-controlling interest
(2)	Reflects Brookfield Office Properties interest net of non-controlling interests described in note above
(3)	Represents jointly controlled interest
(4)	Represents U.S. Office Fund asset

			Assets under management					proportionate(1)			proportionate net of Non- Controlling Interests (2)
(square feet in 000’s)	number of properties	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
Canadian Properties
toronto
Brookfield Place
Bay Wellington Tower	1	97.7	1,297	42	1,339	—	1,339	100	1,339	1,339	1,112	1,112
Retail and Parking	1	95.2	—	52	52	690	742	56	26	412	24	346
22 Front Street	1	100.0	136	8	144	—	144	100	144	144	120	120
Exchange Tower	1	97.3	963	66	1,029	131	1,160	50	515	580	432	487
105 Adelaide	1	100.0	177	7	184	48	232	100	184	232	152	193
Hudson’s Bay Centre	1	99.9	536	209	745	186	931	100	745	931	618	773
Queen’s Quay Terminal	1	97.7	427	78	505	—	505	100	505	505	419	419
HSBC Building	1	98.9	188	6	194	31	225	100	194	225	161	186
First Canadian Place(3)	1	90.6	2,379	232	2,611	169	2,780	25	653	695	548	584
Bay Adelaide West	1	94.9	1,155	37	1,192	382	1,574	100	1,192	1,574	990	1,307
151 Yonge Street(3)	1	85.0	289	11	300	72	372	25	75	93	63	78
2 Queen Street East(3)	1	97.0	448	16	464	81	545	25	116	136	97	114
	12	95.0	7,995	764	8,759	1,790	10,549	65	5,688	6,866	4,736	5,719
calgary
Bankers Hall	3	99.8	1,944	224	2,168	409	2,577	50	1,084	1,289	910	1,082
Bankers Court	1	99.2	256	7	263	62	325	50	132	163	111	137
Suncor Energy Centre	2	99.5	1,710	22	1,732	220	1,952	50	866	976	727	820
Fifth Avenue Place	2	99.8	1,430	46	1,476	206	1,682	50	738	841	620	707
	8	99.7	5,340	299	5,639	897	6,536	50	2,820	3,269	2,368	2,746
ottawa
Place de Ville I(3)	2	99.9	570	12	582	502	1,084	25	146	271	122	228
Place de Ville II(3)	2	99.2	597	12	609	433	1,042	25	152	261	128	219
Jean Edmonds Towers(3)	2	100.0	541	13	554	95	649	25	139	162	116	136
	6	99.7	1,708	37	1,745	1,030	2,775	25	437	694	366	583
VANCOUVER
Royal Centre	1	97.3	493	96	589	264	853	100	589	853	489	708
	1	97.3	493	96	589	264	853	100	589	853	489	708
OTHER
Other(3)	1	100.0	—	3	3	—	3	100	3	3	3	3
	1	100.0	—	3	3	—	3	100	3	3	3	3
Total Canadian Properties	28	97.1	15,536	1,199	16,735	3,981	20,716	56	9,537	11,685	7,962	9,759

(1)	Reflects Brookfield Office Properties interest before considering non-controlling interest in subsidiaries, including Brookfield Canada Office Properties of 16.7%
(2)	Reflects Brookfield Office Properties interest net of non-controlling interests described in note above
(3)	Represents Canadian Office Fund asset

4	Q3/2012 Interim Report

			assets under management					proportionate(1)			proportionate net of Non- Controlling Interests (2)
(square feet in 000’s)	number of properties	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
Australian Properties
sydney
One Shelley Street	1	100.0	330	25	355	37	392	100	355	392	355	392
KPMG Tower	1	100.0	299	4	303	15	318	50	151	159	151	159
NAB House(3)	1	97.1	424	6	430	31	461	25	108	115	108	115
IAG House(3)	1	100.0	382	35	417	11	428	50	209	214	209	214
E&Y Centre(3,4)	1	94.7	731	1	732	55	787	50	366	394	293	316
Darling Park Complex(3)	3	99.9	1,098	105	1,203	119	1,322	30	361	397	361	397
American Express House(4)	1	100.0	156	5	161	10	171	100	161	171	129	137
World Square Retail	2	97.0	—	176	176	77	253	50	88	127	88	127
52 Goulburn Street	1	100.0	247	1	248	29	277	50	124	139	124	139
King Street Wharf Retail	1	95.4	—	61	61	—	61	100	61	61	61	61
	13	98.5	3,667	419	4,086	384	4,470	49	1,984	2,169	1,879	2,057
melbourne
Southern Cross East Tower(4)	1	100.0	839	19	858	133	991	100	858	991	816	942
Southern Cross West Tower(4)	1	100.0	496	14	510	—	510	100	510	510	459	459
Bourke Place Trust(3)	1	94.8	670	34	704	106	810	43	303	348	303	348
	3	98.2	2,005	67	2,072	239	2,311	80	1,671	1,849	1,578	1,749
Perth
235 St Georges Terrace	1	100.0	192	—	192	14	206	50	96	103	96	103
BankWest Tower(4)	1	99.6	405	15	420	17	437	50	210	219	169	175
Brookfield Place	1	98.9	842	81	923	30	953	100	923	953	923	953
	3	99.2	1,439	96	1,535	61	1,596	80	1,229	1,275	1,188	1,231
Total Australian Properties	19	98.6	7,111	582	7,693	684	8,377	63	4,884	5,293	4,645	5,037

(1)	Reflects Brookfield Office Properties interest before considering non-controlling interest in subsidiaries, including Brookfield Prime Property Fund (“Prime”) of 19.8%
(2)	Reflects Brookfield Office Properties interest net of non-controlling interests described in note above
(3)	Represents jointly controlled interest
(4)	Represents Prime asset

			Assets Under management					proportionate(1)			proportionate net of Non- Controlling Interests (2)
(square feet in 000’s)	number OF PROPERTIES	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
U.K. PROPERTIES
LONDON
99 Bishopsgate	1	61.3	328	6	334	5	339	100	334	339	334	339
Shoreditch	1	71.9	14	1	15	10	25	100	15	25	15	25
	2	61.8	342	7	349	15	364	100	349	364	349	364
Total U.K. Properties	2	61.8	342	7	349	15	364	100	349	364	349	364

TOTAL PROPERTIES	114	92.1	65,254	4,496	69,750	10,135	79,885	75	52,507	59,528	50,603	57,252

(1)	Reflects Brookfield Office Properties interest before considering non-controlling interest in subsidiaries
(2)	Reflects Brookfield Office Properties interest net of non-controlling interests described in note above

Brookfield Office Properties	5

Contents

Management’s Discussion and Analysis of Financial Results

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	7

PART II – FINANCIAL STATEMENT ANALYSIS	15

PART III – RISKS AND UNCERTAINTIES	43

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES	49

Condensed CONSOLIDATED FINANCIAL STATEMENTS	51

NOTES TO the Condensed CONSOLIDATED FINANCIAL STATEMENTS	56

Shareholder Information	71

Corporate Information	72

FORWARD-LOOKING STATEMENTS

This interim report to shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions, the ability to enter into new leases or renew leases on favorable terms, dependence on tenants’ financial condition, uncertainties of real estate development, acquisition and disposition activity; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

6	Q3/2012 Interim Report

Management’s Discussion and Analysis of Financial Results

November 2, 2012

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION

Financial data included in Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2012, includes material information up to November 2, 2012. Financial data provided has been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar references, unless otherwise stated, are in millions of U.S. dollars, except per share amounts. Amounts in Canadian dollars and Australian dollars are identified as “C$” and “A$,” respectively. Amounts in British pounds are identified as “GBP” or “£.”

The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Office Properties Inc. (“Brookfield Office Properties”) over the past nine months as well as our financial position and future prospects. It should be read in conjunction with the condensed consolidated financial statements and appended notes, which begin on page 51 of this report. In our discussion of operating performance, we refer to commercial property net operating income, funds from operations and total return on a total and per share basis. We define commercial property net operating income as income from property operations after direct operating expenses, including property administration costs, have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses) and our share of net earnings (losses) from equity accounted investments. We define funds from operations as income before fair value gains (losses), income taxes and certain other non-cash items, if any, less non-controlling interests in the foregoing. Funds from operations includes funds from operations of our consolidated properties, our share of funds from operations of our equity accounted investments and funds from discontinued operations. Total return represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. Commercial property net operating income is an important measure that we use to assess operating performance, and funds from operations is a widely used measure in analyzing real estate. We provide the components of commercial property net operating income on page 34 and a reconciliation of net income attributable to shareholders to funds from operations on page 33. We reconcile funds from operations to net income rather than cash flow from operating activities as we believe net income is the most comparable measure. We provide a reconciliation of funds from operations to total return on page 33. IFRS does not prescribe any standardized meaning for commercial property net operating income, funds from operations and total return and therefore our measures may not be comparable to similar measures presented by other companies. When calculating diluted funds from operations, total return and common equity per share in this MD&A, we exclude the effects of settling our capital securities through the issuance of common shares as our past practice has been to redeem our capital securities for cash prior to conversion and it is our intention to continue with this practice. This diluted calculation is not in accordance with IFRS. Diluted net income per share is calculated in accordance with IFRS.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS

Brookfield Office Properties is a publicly traded, global commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in the principal business segment of ownership, development and management of premier commercial office properties in select cities in North America, Australia and the United Kingdom. Since 2005, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager. The U.S. Office Fund is a single-purpose fund that was established to acquire the Trizec portfolio, and the Canadian Office Fund is a single-purpose fund that was established to acquire the O&Y portfolio. The term “Brookfield Office Properties Direct” (“Direct”) refers to those properties that are wholly-owned or owned through property-level joint ventures.

At September 30, 2012, the carrying value of Brookfield Office Properties’ assets was $27.4 billion. During the three months ended September 30, 2012, we generated $376 million of net income attributable to shareholders ($0.66 per diluted common share) and $164 million of funds from operations ($0.29 per diluted common share). During the nine months ended September 30, 2012, we generated $945 million of net income attributable to shareholders ($1.66 per diluted common share) and $489 million of funds from operations ($0.86 per diluted common share). In addition, during the nine months ended September 30, 2012, we increased our value per common share, on a pre-tax basis, to $20.62 from $18.94 and generated a total return for each Brookfield Office Properties share of $2.23 or 12%.

Brookfield Office Properties	7

FINANCIAL HIGHLIGHTS

Brookfield Office Properties’ financial results are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share information)	2012	2011	2012	2011
Results of operations
Revenue	$580	$492	$1,679	$1,260
Commercial property net operating income	345	276	999	709
Net income attributable to shareholders	376	415	945	1,352
Funds from operations(1)	164	168	489	489
Total return(1)	431	310	1,132	1,308
Net income per share attributable to common shareholders – diluted	0.66	0.72	1.66	2.37
Funds from operations per share – diluted(1,2)	0.29	0.30	0.86	0.88
Total return per share – diluted(1,2)	0.85	0.61	2.23	2.57
Common share dividends paid per share	0.14	0.14	0.42	0.42

	Sept. 30, 2012	Dec. 31, 2011
Balance sheet
Total assets	$27,392	$25,144
Commercial properties(3)	22,420	19,681
Commercial property debt(3)	11,856	10,845
Total shareholders’ equity	11,171	10,175
Common equity per share – diluted (pre-tax)(2,4)	20.62	18.94
Common equity per share – diluted(2)	19.31	17.90

(1)	Net of non-controlling interests
(2)	Calculation includes potential common shares at September 30, 2012, December 31, 2011 and September 30, 2011 from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 7
(3)	Includes commercial properties held for sale and associated liabilities
(4)	Excludes deferred tax liability

COMMERCIAL PROPERTY OPERATIONS

Our commercial property portfolio consists of interests in 114 properties totaling 80 million square feet, including 10 million square feet of parking. Our development portfolio comprises interests in 17 sites totaling 18 million square feet. Our primary markets are the financial, energy and government center cities of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa in North America as well as Sydney, Melbourne and Perth in Australia and London in the United Kingdom. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and Brookfield Place in Perth.

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment initiatives;
•	Prudent capital management including refinancing mature properties and disposition of select mature or non-core assets; and
•	Advancing development assets as the economy rebounds and supply constraints create opportunities.

Our commercial property investments are held through wholly or partially owned subsidiaries, which are fully consolidated on our balance sheets, and through entities that we jointly control with our partners, for which we recognize our interests in the net assets of such entities following the equity method of accounting. We also recognize our investments in certain assets in Australia in the form of participating loan interests.

We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with these endeavors, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio. In 2006 we formed our U.S. Office Fund to consummate the acquisition of the Trizec portfolio, and in 2009 we co-sponsored with our parent company, Brookfield Asset Management Inc. (“BAM”), the Real Estate Turnaround Program dedicated to investing in under-performing real estate. Our participation in this program is focused only on investments in the office sector. Of our 114 commercial office properties, 39 are wholly owned; 23 are held in property-level joint ventures, co-tenancies or through participating loan interests; and 52 are held in our funds.

8	Q3/2012 Interim Report

We believe that investing our liquidity with partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management Stable base fee for providing regular, ongoing services.
•	Transaction Development, redevelopment and leasing activities conducted on behalf of these funds.
•	Performance Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include government and government agencies, Bank of America/Merrill Lynch, CIBC World Markets, Suncor Energy, KBR, RBC, Morgan Stanley, and Bank of Montreal. A detailed list of major tenants is included in Part III – Risks and Uncertainties of this MD&A, which begins on page 43.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, only 7% of our leases, on average, mature annually over the next five years.

Brookfield Office Properties	9

Our average remaining lease term is seven years. The following is a breakdown of lease maturities in our portfolio, including jointly controlled assets, entities and interests in assets held through participating loan interests, by region with associated in-place rental rates as of September 30, 2012:

		Remainder 2012		2013		2014		2015
	Current	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent
U.S. Properties
Midtown New York	528	5	$58	400	$33	185	$37	411	$28
Downtown New York	823	26	36	3,526	35	392	29	846	21
Washington, D.C.	615	84	25	587	27	1,528	26	389	30
Los Angeles	568	20	23	188	26	319	23	272	23
Houston	820	191	15	271	18	627	14	566	16
Boston	270	1	21	—	—	13	37	9	33
Denver	867	25	14	160	15	140	22	113	23
Seattle	114	5	20	40	24	44	24	87	18
Minneapolis	163	4	13	199	8	185	13	180	6
	4,768	361	$20	5,371	$31	3,433	$24	2,873	$22
Canadian Properties
Toronto	441	123	$33	374	$31	287	$32	507	$33
Calgary	19	14	36	34	35	52	38	504	29
Ottawa	4	9	19	1,151	20	9	26	547	15
Other	16	—	—	102	16	11	29	36	25
	480	146	$32	1,661	$23	359	$32	1,594	$25
Australian Properties
Sydney	61	25	$107	114	$79	102	$76	590	$80
Melbourne	37	18	37	27	57	84	52	146	47
Perth	11	—	—	—	—	272	63	9	85
	109	43	$78	141	$75	458	$64	745	$73
U.K. Properties
London	133	6	$34	4	$24	1	$32	4	$19
	133	6	$34	4	$24	1	$32	4	$19
Total	5,490	556	$28	7,177	$30	4,251	$29	5,216	$30
Total % expiring	7.9%	0.8%		10.3%		6.1%		7.5%
Beginning of year	6.8%	5.3%		11.4%		6.0%		9.3%
Difference	1.1%	-4.5%		-1.1%		0.1%		-1.8%

	2016		2017		2018		Beyond		Total
	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)
U.S. Properties
Midtown New York	329	$22	54	$54	272	$29	4,092	$52	6,276
Downtown New York	439	29	648	29	89	41	5,839	35	12,628
Washington, D.C.	310	28	208	29	919	41	2,066	42	6,706
Los Angeles	414	28	285	27	659	26	1,805	27	4,530
Houston	326	20	777	20	119	21	4,466	20	8,163
Boston	5	41	16	20	253	23	229	31	796
Denver	178	24	217	17	83	24	862	23	2,645
Seattle	99	17	155	25	38	23	117	21	699
Minneapolis	118	12	119	16	197	17	1,365	14	2,530
	2,218	$24	2,479	$25	2,629	$31	20,841	$33	44,973
Canadian Properties
Toronto	793	$31	545	$31	400	$31	5,289	$28	8,759
Calgary	757	22	65	28	213	37	3,981	36	5,639
Ottawa	4	21	6	18	—	—	15	35	1,745
Other	77	26	21	28	23	38	306	21	592
	1,631	$27	637	$30	636	$33	9,591	$31	16,735
Australian Properties
Sydney	818	$70	111	$77	692	$72	1,573	$94	4,086
Melbourne	101	56	150	56	30	49	1,479	57	2,072
Perth	12	63	89	61	13	83	1,129	90	1,535
	931	$68	350	$64	735	$71	4,181	$80	7,693
U.K. Properties
London	59	$92	—	—	—	—	142	$89	349
	59	$92	—	—	—	—	142	$89	349
Total	4,839	$34	3,466	$30	4,000	$38	34,755	$38	69,750
Total % expiring	6.9%		5.0%		5.7%		49.8%		100.0%
Beginning of year	6.9%		4.0%		5.4%		44.9%		100.0%
Difference	0.0%		1.0%		0.3%		4.9%

10	Q3/2012 Interim Report

Our Canadian Office Fund, which consists of 10 properties in Toronto and Ottawa, is a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We proportionately consolidate our interest in this fund.

Our U.S. Office Fund, which consists of 37 properties in New York, Washington, D.C., Houston and Los Angeles and 2.9 million square feet of development sites, which we lead and manage, invests through direct and indirect investment vehicles that have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. Our 84.3% interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings LLC (“TRZ Holdings”).

In the third quarter of 2010, we acquired an interest in a portfolio of properties in Australia (the “Australian portfolio”) through an investment of A$1.6 billion in exchange for participating loan interests that provide us with an interest in the results of operations and changes in fair values of the properties. These participating loan interests are convertible by us at any time into direct ownership interests in either the properties in the Australian portfolio or the entities that have direct ownership of the properties (the “property subsidiaries”). Certain of these participating loan interests provide us with control over the property subsidiaries and, accordingly, we consolidate the assets, liabilities and results of operations of those property subsidiaries. Where the participating loan interests do not provide us with control over a property subsidiary, they are presented as participating loan interests. As a result of this arrangement, we also hold an 80.2% controlling interest in Brookfield Prime Property Fund (“Prime”), an entity that holds direct ownership interest in certain of the properties in the Australian portfolio, and we have recognized the non-controlling interests in the net assets of Prime in equity. Our subsidiary, BOPA Investments Ltd. (“BOPA”) also holds a 70% interest in Brookfield Properties Management Pty Ltd., which manages the properties in the Australian portfolio and certain other properties owned by subsidiaries of BAM, with the remaining 30% held by BAM. We have an option to acquire BAM’s interest in Brookfield Properties Management Pty Ltd. for nominal consideration at any time prior to September 30, 2020.

In 2012, we agreed to acquire a portfolio of assets in the United Kingdom from Hammerson plc. The portfolio consists of three major operating assets, additional smaller assets, as well as two commercial developments, all located in the City of London. The operating property located at 99 Bishopsgate, the London Wall Place development site, and a group of smaller assets closed on September 28, 2012. The remaining assets, including 125 Old Broad Street and Leadenhall Court, are expected to close in June 2013.

Brookfield Office Properties	11

COMMERCIAL DEVELOPMENT

We hold interests in 18 million square feet of high-quality, centrally-located development sites. With the exception of Bay Adelaide East in Toronto, these development sites are in planning stages. We will seek to monetize these sites through development only when we meet our risk-adjusted return hurdles and when we achieve preleasing targets.

The following table summarizes our commercial developments at September 30, 2012:

							Proportionate
							net of Non-
			Number		Assets Under		Controlling
(Square feet in 000’s)	Region	Location	of Sites	Owned %	Management	Proportionate(1)	Interests(2)
Active Developments
Bay Adelaide East	Toronto	Bay and Adelaide Streets	1	100%	980	980	980
Total active developments			1		980	980	980
U.S. Developments in Planning

Manhattan West	New York	Between 31st and 33rd Street across from Moynihan train station	1	100%	5,400	5,400	5,400
1501 Tremont Place	Denver	One block from Republic Plaza	1	100%	733	733	733
Block 173	Denver	One block from Republic Plaza	1	100%	600	600	600
Reston Crescent(3)	Washington	36-acre landscaped campus adjacent to Reston, Virginia	1	84%	724	610	610
1500 Smith Street(3)	Houston	Between 1600 and 1400 Smith Street	1	84%	500	421	421
Five Allen Center(3)	Houston	A sky bridge connection to the Allen Center	1	84%	1,100	927	927
Allen Center Clay Street(3)	Houston	Located in the heart of the Allen Center/Cullen Center complex	1	84%	600	506	506
			7		9,657	9,197	9,197
Canadian Developments in Planning
Bay Adelaide North	Toronto	Bay and Adelaide Streets	1	100%	420	420	420
Brookfield Place III	Toronto	Third Tower of current project	1	54%	800	432	432
Bankers West Parkade	Calgary	West parkade adjacent to Bankers Hall	1	50%	250	125	125
225 Sixth	Calgary	Within one block of Fifth Avenue Place, Bankers Hall and Suncor Energy Centre	1	100%	2,400	2,400	2,400
300 Queen Street(4)	Ottawa	Third phase of Place de Ville project	1	25%	577	144	144
			5		4,447	3,521	3,521
Australian Developments in Planning
Brookfield Place Tower 2	Perth	14-story tower block adjacent to Brookfield Place	1	100%	345	345	345
			1		345	345	345
U.K. Developments in Planning
100 Bishopsgate(5)	London	Located in the heart of the City of London, close to the popular Liverpool Street Station	1	50%	950	475	475
London Wall Place(5)	London	Located in the heart of the City of London financial district and close to the Bank of England	1	50%	500	250	250
Principal Place(6)	London	Located on the City of London/Shoreditch boarder	1	100%	625	625	625
			3		2,075	1,350	1,350
Total developments in planning			16		16,524	14,413	14,413

Total commercial developments			17		17,504	15,393	15,393

(1)	Reflects Brookfield Office Properties interest before considering non-controlling interest in subsidiaries including, Brookfield Financial Properties L.P. (“BFP”) of 0.6% and Brookfield Canada Office Properties (“BOX”) of 16.7%. U.S. Office Fund assets are presented net of non-controlling interests held by co-investors in the fund
(2)	Reflects Brookfield Office Properties interest net of non-controlling interests described in note above
(3)	Represents U.S. Office Fund assets
(4)	Represents Canadian Office Fund asset
(5)	Represents jointly controlled interest
(6)	Represents a deposit which is included in other assets

12	Q3/2012 Interim Report

PERFORMANCE MEASUREMENT

The key indicators by which we measure our performance are:

•	Net income attributable to shareholders;
•	Commercial property net operating income;
•	Funds from operations;
•	Total return;
•	Overall indebtedness level;
•	Weighted average cost of debt; and
•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income attributable to shareholders, commercial property net operating income, funds from operations and total return. Although net income attributable to shareholders is calculated in accordance with IFRS, IFRS does not prescribe standardized meanings for commercial property net operating income, funds from operations and total return; therefore, they are unlikely to be comparable to similar measures presented by other companies. We provide the components of commercial property net operating income on page 32 and a full reconciliation of net income attributable to shareholders to funds from operations as well as total return on page 33 of this MD&A.

Net Income Attributable to Shareholders

Net income attributable to shareholders is calculated in accordance with IFRS. Net income attributable to shareholders is used as a key indicator in assessing the profitability of the company.

Commercial Property Net Operating Income

We define commercial property net operating income as income from property operations after direct operating expenses, including property administration costs, have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses), gains (losses) and other items and our share of net earnings (losses) from equity accounted investments. Commercial property net operating income is a key indicator of performance as it represents a measure over which management of the commercial property operations has control. We evaluate the performance of management by comparing the performance of the property portfolio, adjusted for the effect of current and prior year dispositions and acquisitions, one-time items and foreign exchange.

Funds from Operations

Our definition of funds from operations includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of funds from operations, including the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, certain other non cash items, if any, and income taxes that arise as a result of our structure as a corporation as opposed to a real estate investment trust (“REIT”).

Although funds from operations is a widely used measure to analyze real estate, we believe that funds from operations, commercial property net operating income and net income attributable to shareholders are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with IFRS. We provide a reconciliation of funds from operations to net income attributable to shareholders as we believe net income attributable to shareholders is the most comparable measure.

Total Return

Total return represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns.

Brookfield Office Properties	13

KEY PERFORMANCE DRIVERS

In addition to monitoring and analyzing performance in terms of net income attributable to shareholders, commercial property net operating income, funds from operations and total return, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;
•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers are:

•	The availability of equity capital at a reasonable cost;
•	The availability of debt capital at a cost and on terms conducive to our goals; and
•	The availability of new property acquisitions that fit into our strategic plan.

14	Q3/2012 Interim Report

PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE

Our total asset carrying value was $27.4 billion at September 30, 2012, an increase of $2.2 billion from the balance at December 31, 2011.

The following is a summary of our assets:

(Millions)	Sept. 30, 2012	Dec. 31, 2011
Assets
Non-current assets
Investment properties
Commercial properties	$22,086	$19,258
Commercial developments	803	1,412
Equity accounted investments and participating loan interests
Investments in jointly controlled entities	1,917	1,804
Investments in associates	15	13
Participating loan interests	585	439
Other non-current financial assets	793	817
	26,199	23,743
Current assets
Receivables and other assets	489	473
Restricted cash and deposits	97	69
Cash and cash equivalents	270	434
	856	976
Assets held for sale	337	425
Total assets	$27,392	$25,144

COMMERCIAL PROPERTIES

Commercial properties comprise our direct and indirect interests in wholly owned properties, as well as our proportionate share in jointly controlled assets.

The total fair value of our commercial properties was $22.1 billion at September 30, 2012, an increase of $2.8 billion from the balance at December 31, 2011. The increase is primarily attributable to the reclassification of Brookfield Place in Perth from commercial developments to commercial properties and the acquisitions of 99 Bishopsgate in London, Metropolitan Park East & West in Seattle and 799 9th Street in Washington, D.C. Also contributing to the increase is the recognition of fair value gains and the impact of the strengthening of Canadian and Australian currencies relative to the U.S. Dollar. Offsetting these increases is the sale of our 25% interest in Altius Centre in Calgary. The consolidated fair value of our North American and Australian commercial properties at September 30, 2012, is approximately $398 per square foot.

A breakdown of our consolidated commercial properties is as follows:

	Sept. 30, 2012			Dec. 31, 2011
(Millions, except per square feet)	Value	000’s Sq. Ft.	Value per Sq. Ft.	Value	000’s Sq. Ft.(1)	Value per Sq. Ft.
United States(2)	$13,441	39,553	$340	$12,614	38,432	$328
Canada	5,024	11,685	430	4,573	11,852	386
Australia(3)	3,196	3,825	836	2,071	2,872	721
United Kingdom	425	364	1,168	—	—	—
Total	$22,086	55,427	$398	$19,258	53,156	$362

(1)	Restated for re-measurements performed during the first quarter of 2012
(2)	Excludes value associated with assets held for sale of $334 million or $109 per square foot at September 30, 2012 (December 31, 2011 - $344 million or $113 per square foot)
(3)	Excludes value associated with asset held for sale of nil at September 30, 2012 (December 31, 2011 - $79 million or $369 per square foot)

Brookfield Office Properties	15

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following table:

	Sept. 30, 2012			Dec. 31, 2011
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	10.00%	6.25%	7.53%	10.00%	6.25%	7.52%
Terminal cap rate	9.00%	5.75%	6.35%	9.00%	5.75%	6.33%
Investment horizon (yrs)	21	4	12	24	9	12
Canada
Discount rate	7.75%	6.00%	6.47%	8.00%	6.25%	6.67%
Terminal cap rate	7.25%	5.25%	5.74%	7.50%	5.75%	6.21%
Investment horizon (yrs)	14	10	11	14	10	11
Australia
Discount rate	9.75%	8.75%	8.93%	10.00%	9.00%	9.06%
Terminal cap rate	8.75%	7.00%	7.14%	8.75%	7.00%	7.28%
Investment horizon (yrs)	10	10	10	10	10	10

Values are most sensitive to changes in discount rates and timing or variability of cashflows.

The aggregate fair value of $22.1 billion at September 30, 2012, (December 31, 2011 – $19.3 billion) results in a going in capitalization rate of 5.6% (December 31, 2011 – 5.8%) based on annualized third quarter 2012 commercial property net operating income, adjusted to exclude certain non-recurring income.

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital allowance, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Capital expenditures for tenant improvements that enhance the value of our properties and leasing commissions are capitalized in the period incurred. For the three months and nine months ended September 30, 2012, expenditures for these tenant installation costs totaled $20 million and $93 million, respectively, compared with $33 million and $83 million expended during the same periods in 2011.

We also invest in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three and nine months ended September 30, 2012, totaled $29 million and $73 million, respectively, compared with $15 million and $23 million during the same periods in 2011. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. Fluctuations in our capital expenditures vary by period based on required and planned expenditures on our properties. In the current period, we incurred costs related to elevator modifications, lobby and retail renovations and restroom upgrades at various properties. Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue-enhancing expenditures, which are those required to extend the service life of an asset. During the three and nine months ended September 30, 2012, $12 million and $19 million of our total capital expenditures were recoverable, compared with $1 million and $8 million in the prior year.

The following table summarizes the changes in value of our commercial properties for the nine months ended September 30, 2012:

(Millions)	Sept. 30, 2012
Commercial properties, beginning of period	$19,258
Fair value gains (losses)	652
Acquisitions	741
Reclassifications from commercial developments	989
Dispositions	(44)
Expenditures and other	252
Foreign currency translation	238
Commercial properties, end of period	$22,086

16	Q3/2012 Interim Report

COMMERCIAL DEVELOPMENTS

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $803 million at September 30, 2012, a decrease of $609 million from the balance at December 31, 2011. The decrease is primarily attributable to the reclassification of Brookfield Place in Perth from commercial developments to commercial properties offset by the acquisition of 225 Sixth - Bow Parkade in Calgary and the recognition of fair value gains. Based on 18 million square feet of commercial developments at our owned interest, the value at September 30, 2012 represents approximately $52 per square foot, which was adjusted to reflect our deposit on the Principal Place development site in London included in other assets.

Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 18 million square feet of high-quality, centrally-located development properties in New York, Denver, Washington, D.C., Houston, Toronto, Calgary, Ottawa, Perth and London, we will undertake developments when we achieve our risk-adjusted returns and preleasing targets.

Expenditures for development of commercial properties totaled $20 million and $194 million, respectively, for the three and nine months ended September 30, 2012 as compared with $69 million and $233 million during the three and nine months ended September 30, 2011. The decrease is primarily attributable to construction costs at Brookfield Place in Perth in the prior period. The property was reclassified from commercial developments to commercial properties during the three months ended June 30, 2012.

The details of development and redevelopment expenditures are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Construction costs	$4	$44	$126	$163
Capitalized borrowing costs	6	19	49	61
Property taxes and other	10	6	19	9
Total development and redevelopment expenditures	$20	$69	$194	$233

The following table summarizes the changes in value of our commercial developments for the nine months ended September 30, 2012:

(Millions)	Sept. 30, 2012
Commercial developments, beginning of period	$1,412
Fair value gains (losses)	92
Acquisitions	91
Reclassifications to commercial properties	(989)
Expenditures and other	196
Foreign currency translation	1
Commercial developments, end of period	$803

INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

We have investments in joint ventures that are jointly controlled entities. These joint ventures hold individual commercial properties or developments that we own together with co-owners.

During the third quarter of 2012, we acquired a 50% interest in London Wall Place LP, a jointly controlled entity that owns London Wall Place, a commercial development in London, for £13 million.

At September 30, 2012, we had interests in a number of jointly controlled entities which were accounted for following the equity method. These jointly controlled entities own interest in the following assets:

		Ownership Interest
	Location	Sept. 30, 2012	Dec. 31, 2011
Commercial properties:
The Grace Building	Midtown, New York	50%	50%
Victor Building	Washington, D.C.	50%	50%
Marina Towers	Los Angeles	50%	50%
KBR Tower	Houston	50%	50%
245 Park Avenue	Midtown, New York	51%	51%
450 West 33rd Street	Midtown, New York	75%	75%
E&Y Centre	Sydney	50%	50%
Commercial developments:
100 Bishopsgate	London	50%	50%
London Wall Place	London	50%	—

Brookfield Office Properties	17

Summarized financial information in respect of our investment in these jointly controlled entities is set out below:

(Millions)	Sept. 30, 2012	Dec. 31, 2011
Non-current assets
Commercial properties	$5,236	$5,157
Commercial developments	333	213
Current assets	148	62
Total assets	5,717	5,432
Non-current liabilities
Commercial property debt(1)	1,751	1,823
Other financial liabilities	24	—
Current liabilities	131	64
Total liabilities	1,906	1,887
Net assets	$3,811	$3,545
Our share of net assets	$1,917	$1,804

(1)	Refer to page 25 for details of commercial property debt of our equity accounted investments

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Revenue	$100	$122	$295	$363
Expense	(52)	(45)	(150)	(178)
Earnings before fair value gains (losses)	48	77	145	185
Fair value gains (losses)	44	(22)	38	14
Net earnings	$92	$55	$183	$199
Our share of net earnings	$31	$27	$96	$101

Our share of net earnings from jointly controlled entities for the three and nine months ended September 30, 2011, includes the following earnings of TRZ Holdings which was a jointly controlled entity prior to our acquisition of control in the third quarter of 2011:

	Three months ended Sept. 30	Nine months ended Sept. 30
(Millions)	2011	2011
Revenue	$67	$476
Expenses	(47)	(345)
Earnings before fair value gains (losses)	20	131
Fair value gains (losses)	(11)	585
Net earnings	$9	$716
Our share of net earnings(1)	$(12)	$383

(1)	Net of $17 million and $63 million for the three and nine months ended September 30, 2011, respectively, representing the amortization of the excess of the company’s carrying amount over its share of the net assets of the venture

INVESTMENTS IN ASSOCIATES

We exercise significant influence over the following investments, which have been accounted for using the equity method:

($ in Millions)		Ownership Interest
Investment	Principal activity	Sept. 30, 2012	Dec. 31, 2011
Brookfield LePage Johnson Controls	Brookfield LePage Johnson Controls	40%	40%
Oakridges	Oakridges	23.75%	23.75%
Our net investment		$15	$13

Included in investments in associates is our interest in Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, which is owned 40% by us in partnership with Johnson Controls. This joint venture currently delivers services to clients with portfolios in excess of 134 million square feet of space.

Investments in associates also includes our 23.75% investment in Oakridges, which is a residential development project in Toronto.

18	Q3/2012 Interim Report

PARTICIPATING LOAN INTERESTS

Participating loan interests represent interests in certain properties in Australia that do not provide us with control over the entity that owns the underlying property. They are accounted for as loans and receivables and presented as participating loan interests on our consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 26, 2020, subject to our prior right to convert into direct ownership interest in the underlying commercial properties, and have a contractual interest rate that varies with the results of operations of those properties. The contractual maturity date was extended from 2015 in the second quarter of 2012 through an agreement with BAM.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Sept. 30, 2012	Dec. 31, 2011
Darling Park Complex, Sydney	30%	$174	$169
IAG House, Sydney	50%	108	104
NAB House, Sydney	25%	117	61
Bourke Place Trust, Melbourne	43%	186	105
Total participating loan interests		$585	$439

Included in the balance of participating loan interests is an embedded derivative representing our right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported in earnings as fair value gains. The carrying value of the embedded derivative at September 30, 2012, was $45 million (December 31, 2011 – $49 million).

Summarized financial information in respect of the properties underlying our investment in participating loan interests is set out below:

(Millions)	Sept. 30, 2012	Dec. 31, 2011
Non-current assets	$2,545	$2,438
Current assets	109	140
Total assets	2,654	2,578
Non-current liabilities	713	1,293
Current liabilities	325	106
Total liabilities	1,038	1,399
Net assets	$1,616	$1,179

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Revenue	$54	$81	$162	$187
Expense	(28)	(58)	(97)	(141)
Earnings before fair value gains (losses)	26	23	65	46
Fair value gains (losses)	(1)	6	2	80
Net earnings	$25	$29	$67	$126

OTHER NON-CURRENT FINANCIAL ASSETS

The components of other non-current financial assets are as follows:

(Millions)	Sept. 30, 2012	Dec. 31, 2011
Equity securities designated as available-for-sale (“AFS”)	$107	$107
Brookfield Residential Properties Inc. (“BRPI”) promissory notes	488	470
Loans receivable designated as fair value through profit and loss (“FVTPL”)	—	138
Investment in debenture	94	—
Other loans receivable	104	102
Total other non-current financial assets	$793	$817

Equity securities designated as AFS

Equity securities designated as AFS include $107 million (December 31, 2011 – $107 million) representing our 10% common equity interest and $92 million preferred equity interest in 1625 Eye Street in Washington, D.C. The preferred equity securities bear a fixed dividend of 6.50%, are redeemable by the issuer at par in 2016 and are pledged as security for a loan payable to the issuer in the amount of $92 million (December 31, 2011 – $92 million) recognized in other non-current financial liabilities.

Brookfield Office Properties	19

BRPI promissory notes

On March 31, 2011, we received unsecured promissory notes of C$480 million as partial proceeds for the disposition of our residential development segment to BRPI, a subsidiary of BAM. The loans receivable consist of an unsecured senior promissory note of C$265 million which bears interest at 6.5% on the first C$115 million and 7.5% on the remainder due December 31, 2015, and an unsecured subordinated promissory note of C$215 million bearing interest at 8.5% due December 31, 2020. The principal of the subordinated promissory note is subject to mandatory prepayments of up to $100 million semi-annually, out of excess cash flows of BRPI following the maturity of the senior promissory note, and of up to 50% of the proceeds of any issuance of equity interests in BRPI to third parties, subject first to the mandatory prepayment of the senior promissory note resulting from such equity issuance.

We entered into an agreement with BAM under which we have the right to put the BRPI subordinated promissory note to BAM for cash proceeds equal to the outstanding principal amount on March 31, 2016, and annually on each March 31 thereafter until the maturity of the note or, at any time, upon occurrence of an event of default by BRPI. In exchange for this put option, we agreed to pay to BAM an annual fee of 2% of the outstanding principal of the note. We also entered into a put agreement in respect of the senior notes whereby we can put $50 million of the outstanding principal of the note to BAM on each of December 31, 2012, 2013 and 2014 or, at any time, upon occurrence of an event of default. In connection with this option, we pay BAM an annual fee of 1% of the outstanding principal subject to the put. These agreements are derivative financial instruments measured at fair value with changes in value recorded in fair value gains, net in the period in which they occur. At September 30, 2012, the fair value of these derivatives is nil (December 31, 2011 – nil).

For the three and nine months ended September 30, 2012, interest income of $7 million and $23 million, respectively, (2011 – $9 million and $18 million) was recognized related to the promissory notes.

Investment in debenture

Investment in debenture represents a 41% indirect ownership interest in a debenture which is secured by an equity interest in a publicly traded real estate entity based in Australia. The fair value of the debenture was $94 million at September 30, 2012. At December 31, 2011, we held our interest in this debenture in the form of a participating loan agreement with a subsidiary of BAM that held the debenture. This investment was presented in loans receivable designated as FVTPL at December 31, 2011. In the third quarter of 2012, the participating loan agreement was settled in exchange for an interest in the underlying debenture and 59% of our interest in the debenture was concurrently transferred to a group of funds controlled by BAM for proceeds equal to our cost plus a fee equal to an annual return of 9% thereon to compensate us for the acquisition and maintenance of the investment.

Subsequent to September 30, 2012, the debenture was repaid and we received proceeds approximating our carrying value. Also, we along with a group of funds controlled by BAM acquired substantially all of the outstanding equity of the publicly traded real estate entity underlying the debenture. We have determined that the fair value of the debenture at September 30, 2012 is best represented by the A$0.81 per share offer price paid to acquire the publicly traded real estate entity.

In the three and nine months ended September 30, 2012, we recognized fair value gains of $9 million and $23 million, respectively, representing the increase in value of our interest in the debenture. We also recognized a fee of $3 million and $6 million in interest and other income, in the three and nine months ended September 30, 2012, respectively, for the acquisition and maintenance of the debenture on the group of funds controlled by BAM’s behalf from the time of its acquisition through to its transfer in the third quarter.

For the three and nine months ended September 30, 2012, interest income of nil and $2 million, respectively, was recognized in connection with our interest in the debenture.

Other loans receivable

Other loans receivable includes a $104 million (December 31, 2011 – $102 million) receivable from BAM upon the earlier of the exercise of our option to convert our participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

RECEIVABLES AND OTHER ASSETS

Receivables and other assets was $489 million at September 30, 2012, an increase of $16 million from the balance at December 31, 2011. The increase is primarily attributable to a £61 million deposit on Principal Place, a commercial development in London, offset by the repayment of a receivable from BAM and a loan receivable from an affiliate.

The components of receivables and other assets are as follows:

(Millions)	Sept. 30, 2012	Dec. 31, 2011
Accounts receivable(1)	$233	$259
Loan receivable from affiliate(2)	—	49
Prepaid expenses and other assets	256	165
Total receivables and other assets	$489	$473

(1)	At December 31, 2011, included a $73 million receivable from BAM that was due on demand and repaid during the nine months ended September 30, 2012
(2)	At December 31, 2011, included a $49 million secured loan receivable from a subsidiary of BAM that was repaid March 15, 2012

20	Q3/2012 Interim Report

Included in prepaid expenses and other assets at September 30, 2012 are derivative assets with a carrying amount of nil (December 31, 2011 – nil).

RESTRICTED CASH AND DEPOSITS

Cash and deposits are considered restricted when third parties impose limits that prevent the assets’ use for current purposes. Restricted cash and deposits was $97 million at September 30, 2012, an increase of $28 million from the balance at December 31, 2011. The increase is primarily attributable to the timing of restricted cash and deposits.

CASH AND CASH EQUIVALENTS

We endeavor to maintain liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash, which contributes investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.

Cash and cash equivalents was $270 million at September 30, 2012, a decrease of $164 million from the balance at December 31, 2011. The decrease is primarily attributable to the redemption of capital securities Class AAA, Series I during the first quarter of 2012 and the acquisition of a portfolio of assets in London in the current quarter.

ASSETS AND ASSOCIATED LIABILITIES HELD FOR SALE

On March 30, 2012, we sold our interest in Defence Plaza in Melbourne for proceeds of A$87 million. Defence Plaza was presented in assets held for sale at December 31, 2011.

At September 30, 2012, and December 31, 2011, the four commercial properties that comprise our Minneapolis portfolio being RBC Plaza, 33 South Sixth Street and Gaviidae I and II, are presented as held for sale. As the portfolio represents a specific geographic market that we intend to exit, the corresponding revenues and expenses have been presented as discontinued operations in the statement of income. We still intend to exit this market through the sale of these properties and continue to make adjustments to our marketing efforts in response to current market conditions.

(Millions)	Sept. 30, 2012	Dec. 31, 2011
Assets
Commercial properties	$334	$423
Receivables and other assets	3	2
Assets held for sale	$337	$425
Liabilities
Commercial property debt	$162	$210
Accounts payable and accrued liabilities	8	7
Liabilities associated with assets held for sale	$170	$217

Brookfield Office Properties	21

LIABILITIES AND EQUITY

Our asset base of $27.4 billion at September 30, 2012 is financed with a combination of debt, capital securities and preferred and common equity.

The following is a summary of our liabilities and shareholders’ equity:

(Millions)	Sept. 30, 2012	Dec. 31, 2011
Liabilities
Non-current liabilities
Commercial property debt	$10,398	$9,993
Capital securities	669	844
Other non-current financial liabilities	92	92
Deferred tax liabilities	689	547
	11,848	11,476
Current liabilities
Commercial property debt	1,296	642
Capital securities	203	150
Accounts payable and accrued liabilities	1,094	980
	2,593	1,772
Liabilities associated with assets held for sale	170	217
Total liabilities	$14,611	$13,465

Equity
Preferred equity – corporate	$1,346	$1,095
Common equity	9,825	9,080
Total shareholder’s equity	11,171	10,175
Preferred equity – subsidiaries	388	374
Other non-controlling interests	1,222	1,130
Total equity	$12,781	$11,679
Total liabilities and equity	$27,392	$25,144

COMMERCIAL PROPERTY DEBT

Total commercial property debt was $11.7 billion at September 30, 2012, an increase of $1.1 billion from the balance at December 31, 2011. The increase is primarily attributable to financing related to the acquisitions of 99 Bishopsgate in London, Metropolitan Park East & West in Seattle, 799 9th Street in Washington, D.C., and 225 Sixth – Bow Parkade in Calgary, draws on the Brookfield Place construction loan in Perth and various refinancings. Offsetting these increases is the disposition of Altius Centre in Calgary and principal amortization payments. Additionally, on April 12, 2012, we issued C$150 million of senior unsecured notes at 4.00% due in 2018. We previously issued C$200 million of senior unsecured notes at 4.30% due in 2017 during the three months ended March 31, 2012. These funds were used to repay Australian commercial property debt at a higher cost of capital of approximately 7.62%. Commercial property debt at September 30, 2012, had a weighted average interest rate of 5.30% (December 31, 2011 – 5.70%).

We attempt to match the maturity of our commercial property debt portfolio with the lease terms of our properties. At September 30, 2012, the average remaining term to maturity of our commercial property debt was five years, compared to the average remaining lease term of our properties of seven years.

We have $898 million of committed corporate credit facilities consisting of a $695 million revolving credit facility from a syndicate of banks and C$200 million revolving credit facility in the form of bilateral agreements between Brookfield Canada Office Properties (“BOX”) and a number of Canadian chartered banks. At September 30, 2012, the balance drawn on these facilities was $407 million (December 31, 2011 – $381 million). We incurred $4 million and $11 million in interest expense related to the balance on the corporate credit facilities for the three and nine months ended September 30, 2012, respectively (2011 – $1 million and $5 million).

At September 30, 2012, we also had $30 million (December 31, 2011 – $30 million) of indebtedness outstanding to a subsidiary of BAM. Interest expense related to this indebtedness totaled nil and nil for the three and nine months ended September 30, 2012, consistent with the same periods in 2011.

22	Q3/2012 Interim Report

The details of commercial property debt at September 30, 2012, are as follows:

($ in Millions)	Location	Rate	Maturity Date		Sept. 30, 2012(1,2)	Mortgage Details(3)
Commercial property debt
HSBC Building	Toronto	8.19%	October	2012	$20	Non-recourse, fixed rate
West 31st Street(4)	New York	6.00%	December	2012	105	Non-recourse, floating rate
Southern Cross West Tower	Melbourne	8.79%	November	2012	67	Non-recourse, fixed rate
105 Adelaide	Toronto	5.32%	February	2013	21	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.48%	April	2013	316	Non-recourse, fixed rate
Hudson's Bay Centre(5)	Toronto	5.20%	May	2013	106	Non-recourse, fixed rate
KPMG Tower(6,7)	Sydney	8.48%	May	2013	78	Non-recourse, fixed/floating rate
75 State Street	Boston	5.50%	June	2013	248	Non-recourse, floating rate
Three Bethesda Metro Center	Washington, D.C.	6.60%	June	2013	112	Non-recourse, fixed rate
Two World Financial Center	New York	6.91%	September	2013	93	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42%	October	2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42%	October	2013	43	Non-recourse, fixed rate
Bankers Hall	Calgary	7.17%	November	2013	161	Non-recourse, fixed rate
Four World Financial Center	New York	3.48%	November	2013	350	Non-recourse, floating rate
1550 & 1560 Wilson Boulevard(8)	Washington, D.C.	2.96%	January	2014	69	Non-recourse, floating rate
Ernst & Young Tower	Los Angeles	5.07%	February	2014	104	Non-recourse, fixed rate
650 Massachusetts Avenue	Washington, D.C.	2.97%	March	2014	88	Non-recourse, floating rate
Republic Plaza	Denver	5.16%	April	2014	146	Non-recourse, fixed rate
2401 Pennsylvania Avenue(8)	Washington, D.C.	2.44%	May	2014	29	Non-recourse, floating rate
500 Jefferson Street(7,8)	Houston	4.39%	May	2014	20	Non-recourse, fixed/floating rate
601 Figueroa(7,8)	Los Angeles	4.39%	May	2014	194	Non-recourse, fixed/floating rate
1600 Smith Street(7,8)	Houston	4.39%	May	2014	141	Non-recourse, fixed/floating rate
Continental Center II(7,8)	Houston	4.39%	May	2014	27	Non-recourse, fixed/floating rate
Landmark Square(7,8)	Los Angeles	4.39%	May	2014	64	Non-recourse, fixed/floating rate
One Allen Center(7,8)	Houston	4.39%	May	2014	119	Non-recourse, fixed/floating rate
Sunrise Tech Park(7,8)	Washington, D.C.	4.39%	May	2014	29	Non-recourse, fixed/floating rate
Two Ballston Plaza(7,8)	Washington, D.C.	4.39%	May	2014	44	Non-recourse, fixed/floating rate
Suncor Energy Centre(9)	Calgary	6.38%	June	2014	211	Non-recourse, fixed rate
Brookfield Place	Perth	6.06%	June	2014	527	Non-recourse, floating rate
Brookfield Prime Property Fund pool debt	Various	5.69%	June	2014	495	Non-recourse, floating rate
151 Yonge Street(10)	Toronto	2.92%	July	2014	10	Non-recourse, floating rate
2000 L Street	Washington, D.C.	2.14%	August	2014	98	Non-recourse, floating rate
Bank of America Plaza(8)	Los Angeles	5.31%	September	2014	225	Non-recourse, fixed rate
Silver Spring Metro Plaza(8)	Washington, D.C.	2.37%	September	2014	103	Non-recourse, floating rate
235 St Georges Terrace(7)	Perth	6.56%	September	2014	46	Non-recourse, fixed/floating rate
Two World Financial Center	New York	9.00%	October	2014	183	Non-recourse, fixed rate
First Canadian Place(10)	Toronto	5.37%	December	2014	74	Non-recourse, fixed rate
2001 M Street(8)	Washington, D.C.	5.25%	December	2014	44	Non-recourse, fixed rate
Three World Financial Center	New York	3.00%	December	2014	143	Non-recourse, floating rate
Mezzanine Loan	Various	5.74%	January	2015	198	Non-recourse, floating rate
Southern Cross East Tower(6)	Melbourne	5.41%	June	2015	121	Non-recourse, floating rate
Royal Centre	Vancouver	3.33%	June	2015	151	Non-recourse, fixed rate
799 9th Street	Washington, D.C.	2.89%	December	2015	70	Non-recourse, fixed rate
One & Two Reston Crescent(8)	Washington, D.C.	1.99%	December	2015	74	Non-recourse, floating rate
World Square Retail(6)	Sydney	5.25%	January	2016	3	Non-recourse, floating rate
1250 Connecticut Avenue(8)	Washington, D.C.	5.86%	January	2016	52	Non-recourse, fixed rate
One Shelley Street(7)	Sydney	7.22%	January	2016	199	Non-recourse, fixed/floating rate
One New York Plaza(8)	New York	5.50%	March	2016	380	Non-recourse, fixed rate
225 Sixth(4)	Calgary	3.07%	May	2016	56	Non-recourse, floating rate
Three Allen Center(8)	Houston	6.12%	May	2016	163	Non-recourse, fixed rate
Metropolitan Park East & West	Seattle	3.75%	June	2016	124	Non-recourse, fixed rate
U.S. Office Fund acquisition financing(11)	Various	8.50%	October	2016	283	Non-recourse, fixed rate
1801 California Street	Denver	3.48%	December	2016	139	Non-recourse, floating rate
One World Financial Center	New York	5.83%	February	2017	309	Non-recourse, fixed rate
52 Goulburn Street(7)	Sydney	5.76%	July	2017	62	Non-recourse, fixed/floating rate
99 Bishopsgate	London	3.75%	September	2017	213	Non-recourse, floating rate
One Liberty Plaza	New York	6.14%	September	2017	832	Non-recourse, fixed rate
2 Queen Street East(10)	Toronto	5.64%	December	2017	29	Non-recourse, fixed rate
1400 K Street(8)	Washington, D.C.	5.30%	February	2018	51	Non-recourse, fixed rate
West 33rd Street(4)	New York	5.90%	April	2018	122	Non-recourse, fixed rate
Two Allen Center(8)	Houston	6.45%	May	2018	203	Non-recourse, fixed rate
1201 Louisiana Street	Houston	4.65%	October	2018	96	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.50%	January	2019	86	Non-recourse, fixed rate

Brookfield Office Properties	23

22 Front Street	Toronto	6.24%	October	2020	19	Non-recourse, fixed rate
($ in Millions)	Location	Rate	Maturity Date		Sept. 30, 2012(1,2)	Mortgage Details(3)
Commercial property debt continued
Bankers Court	Calgary	4.96%	November	2020	$47	Non-recourse, fixed rate
1200 K Street(8)	Washington, D.C.	5.88%	February	2021	130	Non-recourse, fixed rate
Bethesda Crescent(8)	Washington, D.C.	5.58%	February	2021	59	Non-recourse, fixed rate
Queen's Quay Terminal	Toronto	5.40%	April	2021	88	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	4.71%	August	2021	173	Non-recourse, fixed rate
Bay Adelaide West	Toronto	4.43%	December	2021	404	Non-recourse, fixed rate
Exchange Tower	Toronto	4.03%	April	2022	119	Non-recourse, fixed rate
77 K Street	Washington, D.C.	4.58%	June	2022	109	Non-recourse, fixed rate
Heritage Plaza	Houston	4.97%	January	2023	199	Non-recourse, fixed rate
Jean Edmonds Towers(10)	Ottawa	6.79%	January	2024	17	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73%	December	2028	150	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26%	April	2032	400	Non-recourse, fixed rate
Total commercial property debt		5.48%			$10,935
Corporate debt
$695M Corporate Revolver	—	2.32%	March	2014	346	Recourse, floating rate
C$200M BOX Corporate Revolver	—	3.22%	June	2014	61	Non-recourse, floating rate
Senior Notes	—	4.30%	January	2017	201	Recourse, fixed rate
Senior Notes	—	4.00%	April	2018	151	Recourse, fixed rate
Total corporate debt		3.25%			759
Total commercial property debt		5.34%			11,694
Commercial property debt associated with assets held for sale
RBC Plaza	Minneapolis	2.25%	April	2013	65	Non-recourse, floating rate
33 South Sixth Street	Minneapolis	2.99%	August	2014	97	Non-recourse, floating rate
Total commercial property debt associated with assets held for sale		2.69%			162
Total		5.30%			$11,856

(1)	Represents our consolidated interest before non-controlling interests
(2)	Net of $88 million of transaction costs
(3)	Non-recourse to Brookfield Office Properties
(4)	Development debt
(5)	A two-year extension option that extends the maturity to May 2015 is available to us provided that certain debt service and loan-to-value thresholds are met
(6)	Represents liability payable to a subsidiary of BAM
(7)	These debt balances are floating, but a portion of each balance has interest rate swaps in place to fix the interest rate through maturity
(8)	U.S. Office Fund debt
(9)	This loan consists of $177 million 1st mortgage bonds that are non-recourse to Brookfield Office Properties and a $34 million unsecured loan from an affiliate
(10)	Canadian Office Fund debt
(11)	Represents financing provided by seller of an approximate 20% interest in the U.S. Office Fund, which is secured by a limited partnership interest in the U.S. Office Fund

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1,2)	Maturities	Total(3)	Sept. 30, 2012
Remainder 2012	$64	$192	$256	7.19%
2013	78	1,596	1,674	5.54%
2014	69	3,736	3,805	4.81%
2015	74	610	684	4.49%
2016	67	1,364	1,431	5.98%
2017 and thereafter	513	3,493	4,006	5.44%
Total	$865	$10,991	$11,856	5.30%

(1)	Paid through our annual cash flows
(2)	Net of $88 million of transaction costs
(3)	Includes commercial property debt associated with assets held for sale at September 30, 2012

24	Q3/2012 Interim Report

Commercial property debt – equity accounted investments

The details of commercial property debt of our equity accounted investments at September 30, 2012, are as follows:

		Sept. 30, 2012
($ in Millions)	Location	Rate	Maturity Date		Proportionate(1)	Total	Mortgage Details(2)
450 West 33rd Street	New York	5.31%	July	2014	$340	$453	Non-recourse, floating rate
The Grace Building(3)	New York	5.54%	July	2014	185	370	Non-recourse, fixed rate
Victor Building(3)	Washington, D.C.	5.39%	February	2016	51	102	Non-recourse, fixed rate
Marina Towers(3)	Los Angeles	5.84%	April	2016	20	40	Non-recourse, fixed rate
245 Park Avenue	New York	3.88%	November	2017	401	786	Non-recourse, fixed rate
Total commercial property debt of our equity accounted investments		4.73%			$997	$1,751

(1)	Net of $14 million of transaction costs
(2)	Non-recourse to Brookfield Office Properties
(3)	U.S. Office Fund debt

Commercial property debt maturities of our equity accounted investments for the next five years and thereafter are as follows:

						Weighted-
						Average
	Scheduled					Interest Rate at
(Millions)	Amortization(1)	Maturities		Total		Sept. 30, 2012
Remainder 2012	$ ―	$	―	$	―	―
2013	―		―		―	―
2014	―		821		821	5.39%
2015	―		―		―	―
2016	―		139		139	5.55%
2017 and thereafter	6		785		791	3.88%
Total commercial property debt of our equity accounted investments	$6		$1,745		$1,751	4.73%

(1)	Paid through our annual cash flows

CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations over the next five years and thereafter:

		Payments Due by Period
(Millions)	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	After 5 Years
Commercial property debt(1)	$11,856	$256	$5,479	$2,115	$4,006
Capital securities	872	203	203	466	―
Interest expense(2)
Commercial property debt	2,398	267	973	529	629
Capital securities	118	12	74	32	―
Minimum rental payments – ground leases(3)	1,719	9	64	55	1,591
Other non-current financial liabilities	92	―	―	―	92

(1)	Net of $88 million of transaction costs and includes commercial property debt associated with assets held for sale at September 30, 2012
(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates
(3)	Represents payments on properties situated on land held under leases or other agreements

Refer to page 29 for our liquidity analysis.

Corporate Guarantees and Contingent Obligations

We conduct our operations through entities that are either fully or proportionately consolidated in our financial statements, except for our investment in certain commercial properties held through jointly controlled entities or participating loan notes, and our investments in Brookfield LePage Johnson Controls and Oakridges.

We may be contingently liable with respect to litigation and claims that arise in the normal course of business as well as for certain obligations of our associates in joint ventures. A specific litigation is being pursued against one of our subsidiaries related to security on a defaulted loan. At this time, the amount of contingent cash outflow related to the litigation and claims currently being pursued against the company is uncertain and could be up to C$64 million (A$63 million) in the event the company is completely unsuccessful in defending the claims.

We, through our 50% interest in London Wall Place LP, have a £14 million commitment to the City of London related to the acquisition of London Wall Place.

In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, contingencies and commitments can be found in Note 27 to our consolidated financial statements for the year ended December 31, 2011.

Brookfield Office Properties	25

CAPITAL SECURITIES

Certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.” We have the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2012(1)		Dec. 31, 2011(1)
Class AAA Series E(2)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	8,000,000	6.00%		203		196
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		203		196
Class AAA Series I	―	5.20%		―		150
Class AAA Series J	8,000,000	5.00%		203		196
Class AAA Series K	6,000,000	5.20%		153		146
Total capital securities				$872		$994

For details regarding the terms on our Class AAA preferred shares, refer to our Annual Information Form

(1)	Net of transaction costs of nil at September 30, 2012 (December 31, 2011 – $1 million)
(2)	Class AAA, Series E capital securities are owned by BAM, our parent. We have an offsetting loan receivable against these securities earning interest at 108% of bank prime

On March 30, 2012, we redeemed all of the outstanding Class AAA Series I shares for cash of C$25.00 per share.

OTHER NON-CURRENT FINANCIAL LIABILITIES

Included in other non-current financial liabilities is a loan payable of $92 million (December 31, 2011 – $92 million) maturing in 2019, bearing interest at 7% and secured by our preferred equity interest in 1625 Eye Street in Washington, D.C.

DEFERRED INCOME TAXES

At September 30, 2012, we had a net deferred tax liability of $689 million (December 31, 2011 – $547 million). The sources and movements of deferred income tax balances are as follows:

		Recognized in
(Millions)	Dec. 31, 2011	Income	OCI	Equity	Reclassified		Sept. 30, 2012
Deferred tax assets related to non-capital losses and capital losses	$220	$(20)	$2	$14	$	―	$216
Deferred tax liabilities related to differences in tax and book basis, net	(767)	(152)	―	1		13	(905)
Net deferred tax liabilities	$(547)	$(172)	$2	$15		$13	$(689)

Together with our Canadian subsidiaries, we have deferred tax assets of $70 million (December 31, 2011 – $73 million) related to non-capital losses that expire over the next 20 years, and $125 million (December 31, 2011 – $121 million) related to capital losses that have no expiry. Our U.S. subsidiaries have deferred tax assets of $21 million (December 31, 2011 – $26 million) related to net operating losses that expire over the next 20 years. Income earned in our Canadian and U.S. operations conducted outside of REIT structures, as well as distributions from our REIT structures, are subject to corporate tax. Our tax loss pools are available to reduce cash tax obligations.

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities was $1.1 billion at September 30, 2012, an increase of $114 million from the balance at December 31, 2011. The increase is primarily attributable to increased derivative liabilities designated as cash flow hedges. Included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $268 million (December 31, 2011 – $228 million).

26	Q3/2012 Interim Report

PREFERRED EQUITY – CORPORATE

At September 30, 2012, we had $1,346 million of preferred equity outstanding. These preferred shares represent low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as equity distributions. We have the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2012	Dec. 31, 2011
Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Class AAA Series R	10,000,000	5.10%	247	247
Class AAA Series T	10,000,000	4.60%	251	―
Total preferred equity			$1,346	$1,095

For details regarding the terms on our Class A, Class AA and Class AAA preferred shares, refer to our Annual Information Form

On September 13, 2012, we issued 10 million Class AAA Series T preferred shares at a price of C$25.00 per share with a December 31, 2018 maturity and a yield of 4.60%.

For the three and nine months ended September 30, 2012, we paid preferred dividends of $17 million and $50 million, respectively, as compared with $13 million and $41 million during the same periods in 2011. The increase is attributable to a full period of preferred dividends on Class AAA Series R preferred shares which were issued in the third quarter of 2011.

COMMON EQUITY

At September 30, 2012, we had 504,122,381 issued and outstanding common shares. On a diluted basis, we had 524,905,611 common shares outstanding, calculated as follows:

	Sept. 30, 2012	Dec. 31, 2011
Common shares issued and outstanding	504,122,381	503,667,579
Unexercised options and restricted stock	20,783,230	17,715,060
Diluted common shares issued and outstanding(1)	524,905,611	521,382,639

(1)	Includes potential common shares at September 30, 2012, and December 31, 2011, from the exercise of options and restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 7

In September 2012, we renewed our normal course issuer bid for our common shares for a further one year period. During the 12-month period commencing September 22, 2012 and ending September 21, 2013, we may purchase on the Toronto Stock Exchange and/or the New York Stock Exchange up to 12,603,728 common shares, representing approximately 2.5% of our issued and outstanding common shares. A copy of the Notice of Intention relating to our normal course issuer bid may be requested without charge from the company.

During the nine months ended September 30, 2012, we repurchased 23,000 shares at an average price of $16.14 per share, in addition to shares repurchased in connection with our restricted stock plan. Since the inception of our normal course issuer bid in 1999, we have repurchased approximately 39 million shares at an average price of $12.04 per share on a post-split adjusted basis.

At September 30, 2012, the book value of our common equity was $9.8 billion, compared with a market equity capitalization of approximately $8.3 billion, calculated as total common shares outstanding multiplied by $16.56, the closing price per common share on the New York Stock Exchange on September 28, 2012.

Our common equity per share is calculated as follows:

(Millions, except per share information)	Sept. 30, 2012	Dec. 31, 2011
Shareholders’ equity	$11,171	$10,175
Less: preferred equity	(1,346)	(1,095)
	9,825	9,080
Add: option proceeds(1)	311	251
Fully diluted common shareholders’ equity	10,136	9,331
Diluted common shares outstanding(2)	524.9	521.4
Common equity per share – diluted	$19.31	$17.90

(1)	Calculated as options outstanding multiplied by the weighted average exercise price of options outstanding at period end
(2)	Includes potential common shares at September 30, 2012, and December 31, 2011, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 7

Brookfield Office Properties	27

PREFERRED EQUITY – SUBSIDIARIES

In addition to the preferred equity – corporate and preferred equity classified as capital securities, we had $388 million of preferred equity outstanding at September 30, 2012, issued by our subsidiary BPO Properties Ltd. (“BPO Properties”). These preferred shares represent low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares are a component of the non-controlling interest in our net income. The increase over December 31, 2011 is entirely attributable to the impact of foreign currency translation.

The following table details the preferred shares issued by BPO Properties:

(Millions, except share information)	Shares Outstanding	Preferred Shares Series	Cumulative Dividend Rate	Sept. 30, 2012	Dec. 31, 2011
BPO Properties	1,805,489	Series G	70% of bank prime	$46	$44
	3,816,527	Series J	70% of bank prime	97	93
	300	Series K	30-day BA + 0.4%	153	147
	2,847,711	Series M	70% of bank prime	72	70
	800,000	Series N	30-day BA + 0.4%	20	20
Total preferred equity – subsidiaries				$388	$374

During the three and nine months ended September 30, 2012, dividends of $1 million and $5 million, respectively, were paid on preferred shares issued by BPO Properties, compared with $3 million and $5 million during the same periods in 2011.

OTHER NON-CONTROLLING INTERESTS

Other non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in our subsidiaries. The balances are as follows:

(Millions)	Others’ Equity Ownership	Sept. 30, 2012	Dec. 31, 2011
Units of BOX(1)	16.7%	$493	$427
Limited partnership units of Brookfield Financial Properties L.P. (“BFP")	0.6%	38	36
Units of Prime(2,3)	19.8%	44	67
Members interest in Brookfield Heritage Partners LLC	49.0%	103	87
Members interest in BOP 1801 California Street LLC	49.0%	39	38
U.S. Office Fund	15.7%	505	475
Total other non-controlling interests		$1,222	$1,130

(1)	Canadian-dollar denominated
(2)	Australian-dollar denominated
(3)	During the nine months ended September 30, 2012, we acquired additional units of Prime which decreased the others' equity ownership from 26.2% at December 31, 2011 to 19.8% at September 30, 2012

28	Q3/2012 Interim Report

CAPITAL RESOURCES AND LIQUIDITY

We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next year are to:

•	fund recurring expenses;
•	meet debt service requirements;
•	make dividend payments;
•	fund those capital expenditures deemed mandatory, including tenant improvements;
•	fund current development costs not covered under construction loans; and
•	fund investing activities, which could include:
o	discretionary capital expenditures;
o	repurchase of our stock; and
o	property acquisitions.

We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating and financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancing of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cashflows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. We plan to meet these needs with one or more of the following:

•	cashflows from operating activities;
•	construction loans;
•	proceeds from sales of assets;
•	proceeds from sales of non-controlling interests in subsidiaries; and
•	credit facilities and refinancing opportunities.

Our commercial property debt is primarily fixed-rate and non-recourse to us. These investment-grade financings are typically structured on a loan-to-appraised value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property and enhances equity returns.

Most of our borrowings are in the form of long term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment grade characteristics ensures that we can typically maintain debt levels on any particular asset throughout a business cycle, thus enabling us to limit covenants and other performance requirements. In turn, this reduces the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

Brookfield Office Properties	29

Commercial property debt maturities, with corresponding loan-to-value, at September 30, 2012, for the next five years and thereafter are as follows:

(Millions)	Commercial Property Debt Maturities(1,2)	Loan-to-Value
Remainder 2012	$192	$47%
2013	1,645	41%
2014	3,330	44%
2015	416	43%
2016	1,116	45%
2017 and thereafter	3,917	53%

(1)	Includes $162 million of commercial property debt related to assets held for sale at September 30, 2012
(2)	Excludes corporate debt, Mezzanine Loan and U.S. Office Fund acquisition financing

At September 30, 2012, we had approximately $761 million of liquidity consisting of $270 million of cash and $491 million of undrawn capacity on our corporate credit facilities.

Cashflow from operating activities represents a source of liquidity to service debt, to fund capital expenditures and leasing costs and to fund distributions on shares. Cashflow from commercial operating activities depends on occupancy levels, rental rates and the timing of receivables and payables. For the nine months ended September 30, 2012, cashflow from operating activities exceeded common share dividends paid by $92 million.

Cost of Capital

We continually strive to reduce our weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

At September 30, 2012, our weighted average cost of capital, assuming a 12% return on common equity, was 7.05% (December 31, 2011 – 7.23%). Our cost of capital is lower than many of our peers because of the amount of investment-grade financing that can be placed on our assets, which is a function of the high-quality nature of both the assets and the tenant base that compose our portfolio.

The following schedule details our capitalization at September 30, 2012 and December 31, 2011 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Sept. 30, 2012	Dec. 31, 2011	Sept. 30, 2012	Dec. 31, 2011
Liabilities
Commercial property debt	5.30%	5.70%	$11,694	$10,635
Capital securities	5.47%	5.43%	872	994
Shareholders’ equity
Preferred equity - corporate	5.68%	5.68%	1,346	1,095
Common equity(2)	12.00%	12.00%	8,348	7,877
Other equity
Preferred equity - subsidiaries	1.82%	1.95%	388	374
Non-controlling interests – subsidiaries(3)	12.00%	12.00%	1,222	1,130
Total(4)	7.05%	7.23%	$23,870	$22,105
(1)	As a percentage of average book value unless otherwise noted
(2)	Underlying value of liabilities represents carrying value or the cost to retire at maturity. Underlying value of common equity is based on the closing stock price of Brookfield Office Properties’ common shares and underlying value of other equity interests is based on carrying value
(3)	Assuming 12% return on co-invested capital
(4)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

30	Q3/2012 Interim Report

OPERATING RESULTS

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS

Our net income attributable to shareholders for the three and nine months ended September 30, 2012, was $376 million and $945 million ($0.66 and $1.66 per diluted common share), respectively, compared with $415 million and $1,352 million ($0.72 and $2.37 per diluted common share) during the same periods in 2011. The decrease in net income attributable to shareholders quarter over quarter is largely the result of:

•	a decrease of $150 million ($0.26 per diluted common share) in gains and other items due to the recognition of the deferred gain upon exercise of the U.S. Office Fund option in the third quarter of 2011;
•	an increase of $27 million ($0.05 per diluted common share) in interest expense on commercial property debt due to the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011, interest expense recognized from Brookfield Place in Perth, which was reclassified from commercial developments to commercial properties during the second quarter of 2012, as well as new debt from acquisitions and refinancings, offset by repayments and property dispositions;
•	a decrease of $20 million ($0.03 per diluted common share) in interest and other income due to the settlement of loans receivable from BAM and the recognition of one time items including a condemnation award of $11 million, both in the prior quarter;
•	an increase of $19 million ($0.03 per diluted common share) in non-controlling interests as a result of increased fair value gains;
•	an increase of $17 million ($0.03 per diluted common share) in income taxes as a result of a greater portion of the prior quarter earnings being subject to tax in jurisdictions with lower income tax rates and a tax asset recognized in the prior quarter;
•	an increase of $4 million ($0.01 per diluted common share) in transaction costs as a result of the acquisition of a portfolio of assets in London;
•	an increase of $2 million (nil per diluted common share) in general and administrative expenses as a result of inflation and increased company initiatives;
•	an increase of $1 million (nil per diluted common share) in depreciation expense due to increased capital expenditures associated with company initiatives; offset by,
o	an increase of $101 million ($0.17 per diluted common share) in fair value gains mostly attributable to changes in certain assumptions and rent curves of expected cash flows of our investment properties;
o	an increase of $69 million ($0.12 per diluted common share) in commercial property net operating income due to:
•	the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011 and Four World Financial Center in New York subsequent to acquiring the remaining 49% interest in the fourth quarter of 2011;
•	the reclassification of Brookfield Place in Perth from commercial developments to commercial properties in the second quarter of 2012;
•	single property acquisitions including an interest in BankWest Tower in Perth, Three Bethesda Metro Center in Washington D.C., an interest in 1801 California Street in Denver, Metropolitan Park East & West in Seattle, 799 9th Street in Washington, D.C. and 99 Bishopsgate in London; as well as,
•	same property growth; partially offset by,
•	the disposition of Newport Tower in Jersey City and 53 State Street in Boston during the fourth quarter of 2011 and Altius Centre in Calgary and Defence Plaza in Melbourne during the first quarter of 2012;
o	an increase of $16 million ($0.03 per diluted common share) in our share of net earnings from equity accounted investments as a result of fair value adjustments in the prior quarter offset by the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011 and Four World Financial Center in New York subsequent to acquiring the remaining 49% interest in the fourth quarter of 2011;
o	an increase of $13 million ($0.03 per diluted common share) in income from discontinued operations due to lease termination income and fair value adjustments on our Minneapolis portfolio; and
o	a decrease of $2 million (nil per diluted common share) in capital securities interest expense due to the redemption of Class AAA, Series I on March 30, 2012 and the impact of foreign currency translation.

Brookfield Office Properties	31

Set out below is a summary of the various components of our net income attributable to shareholders, funds from operations and total return. Discussion of each of these components is provided on the following pages.

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Revenue	$580	$492	$1,679	$1,260
Commercial property net operating income	345	276	999	709
Interest and other income	21	41	63	114
Interest expense
Commercial property debt	166	139	456	341
Capital securities	12	14	38	43
General and administrative expense	37	35	111	103
Transaction costs	4	―	4	―
Depreciation	4	3	11	7
Income from continuing operations before fair value gains, share of net earnings from equity accounted investments and income taxes	143	126	442	329
Gains and other items, net	―	150	―	150
Fair value gains, net	306	205	766	655
Share of net earnings from equity accounted investments	33	17	101	489
Income from continuing operations before income taxes	482	498	1,309	1,623
Income taxes	62	45	219	174
Income from continuing operations	420	453	1,090	1,449
Income (loss) from discontinued operations	5	(8)	3	53
Net income	425	445	1,093	1,502
Net income attributable to non-controlling interests	49	30	148	150
Net income attributable to shareholders	$376	$415	$945	$1,352

Our net income per common share and weighted average common shares outstanding are calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share information)	2012	2011	2012	2011
Net income attributable to shareholders	$376	$415	$945	$1,352
Preferred share dividends	(17)	(13)	(50)	(41)
Net income attributable to common shareholders – basic	359	402	895	1,311
Dilutive effect of conversion of capital securities	12	14	38	43
Net income attributable to common shareholders – diluted	$371	$416	$933	$1,354

Weighted average common shares outstanding – basic	503.9	503.5	503.7	503.1
Unexercised options and restricted stock	4.1	4.8	4.5	5.3
	508.0	508.3	508.2	508.4
Conversion of capital securities	56.7	70.6	56.7	70.6
Weighted average common shares outstanding – diluted	564.7	578.9	564.9	579.0

Net income per share attributable to common shareholders – basic	$0.71	$0.80	$1.78	$2.61

Net income per share attributable to common shareholders – diluted	$0.66	$0.72	$1.66	$2.37

32	Q3/2012 Interim Report

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS AND TOTAL RETURN

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Net income attributable to shareholders	$376	$415	$945	$1,352
Add (deduct) non-cash and certain non-recurring items:
Fair value gains, net	(306)	(205)	(766)	(655)
Fair value adjustments in net earnings from equity accounted investments	(4)	31	(20)	(310)
Gains and other items, net	―	(150)	―	(150)
Non-controlling interests in above items	33	19	96	105
Income taxes	62	45	219	174
Discontinued operations(1)	3	14	15	(23)
Cash payments under interest rate swap contracts	―	(1)	―	(4)
Funds from operations	$164	$168	$489	$489

(1)	Represents depreciation, fair value gains and income taxes related to discontinued operations

After providing for preferred share dividends, our funds from operations per share is calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share information)	2012	2011	2012	2011
Funds from operations	$164	$168	$489	$489
Preferred share dividends	(17)	(13)	(50)	(41)
	$147	$155	$439	$448
Funds from operations per diluted share(1)	$0.29	$0.30	$0.86	$0.88

(1)	The calculation of funds from operations per diluted share includes potential common shares at September 30, 2012, and September 30, 2011, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 7

Total return represents the amount by which we increase the value of our common equity and is calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share information)	2012	2011	2012	2011
Funds from operations	$164	$168	$489	$489
Fair value gains, net of non-controlling interests	284	155	693	860
Preferred share dividends	(17)	(13)	(50)	(41)
Total return	$431	$310	$1,132	$1,308
Total return per diluted share(1)	$0.85	$0.61	$2.23	$2.57

(1)	The calculation of total return per diluted share includes potential common shares at September 30, 2012, and September 30, 2011, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 7

REVENUE

The components of revenue are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Commercial property revenue
Rental revenue	$544	$444	$1,559	$1,118
Recurring fee income	14	14	40	46
Lease termination, non-recurring fee and other income	1	3	17	3
Commercial property revenue	559	461	1,616	1,167
Interest and other	21	31	63	93
Total revenue	$580	$492	$1,679	$1,260

Brookfield Office Properties	33

COMMERCIAL PROPERTY OPERATIONS

Commercial property net operating income totaled $345 million and $999 million for the three and nine months ended September 30, 2012, compared with $276 million and $709 million during the same periods in 2011.

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Commercial property revenue
Rental revenue from current properties	$515	$437	$1,505	$1,102
Straight-line rental income	29	7	54	16
Rental revenue	544	444	1,559	1,118
Recurring fee income	14	14	40	46
Lease termination, non-recurring fee and other income	1	3	17	3
Total commercial property revenue	559	461	1,616	1,167
Commercial property operating costs	(214)	(185)	(617)	(458)
Commercial property net operating income	$345	$276	$999	$709

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes, as well as recurring fee income, lease terminations and other income. Revenue from commercial properties totaled $559 million and $1.6 billion, respectively, during the three and nine months ended September 30, 2012 compared with $461 million and $1.2 billion, respectively, during the same periods in 2011. The increase period over period is attributable to the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option, the acquisition of an interest in BankWest Tower in Perth, and Three Bethesda Metro Center in Washington D.C. all in the third quarter of 2011; the acquisition of the remaining 49% interest in Four World Financial Center in New York and an interest in 1801 California Street in Denver in the fourth quarter of 2011; and the acquisition of 225 Sixth – Bow Parkade in Calgary, Metropolitan Park East & West in Seattle and 799 9th Avenue in Washington, D.C. in the second quarter of 2012. In addition, net operating income was recognized for Brookfield Place in Perth, which was reclassified from commercial developments to commercial properties, and lease termination income was recognized in Downtown, New York, all during the second quarter of 2012. These increases were partially offset by the disposition of Newport Tower in Jersey City and 53 State Street in Boston during the fourth quarter of 2011 and Altius Centre in Calgary and Defence Plaza in Melbourne during the first quarter of 2012.

Our leases generally have clauses that provide for the collection of rental revenues in amounts that increase every few years, with these increases negotiated at the signing of the lease. These increases vary among our regions but are usually standard practice within each region. During the nine months ended September 30, 2012, approximately 78% of our new leases have rent escalator clauses. In the U.S., approximately 85% of our leases executed in the first nine months of 2012 had rent escalation clauses that provide for periodic increases in base rent. Of these leases, 40% provided for annual increases and 60% provided for increases at various times during the lease, generally periods ranging from 3 to 6 years after commencement. On average, these escalations will increase rent annually by 3.5% over the terms of the respective leases. In Canada, approximately 42% of our leases executed in the first nine months of 2012 had rent escalation clauses that typically include a fixed rent increase every 4 years. On average, these escalations will increase rent by $0.71 per square foot on an annual basis over the term of the lease. In Australia, all of our leases executed in the first nine months of 2012 had rent escalation clauses that typically include a fixed rent increase annually, ranging from 4% to 5% over the term of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the three and nine months ended September 30, 2012, we recognized straight-line rental revenue of $29 million and income of $54 million, respectively, as compared with $7 million and $16 million during the same periods in 2011.

Commercial property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses, were $214 million and $617 million, respectively, during the three and nine months ended September 30, 2012, as compared with $185 million and $458 million during the same periods in 2011. The increase is primarily attributable to acquisitions during the period and the consolidation of the U.S. Office Fund as noted above.

Same property commercial property net operating income is defined as properties included in our consolidated results that we own and operate throughout both the current and prior year reporting periods. Accordingly, same property results exclude properties acquired, sold, or reclassified from commercial development to commercial properties during each period. We may also exclude from our same property results any property that is undergoing a redevelopment that may impact the comparability of the results between the current and prior periods. For the three and nine months ended September 30, 2012 and 2011, we have not excluded any properties that are undergoing a redevelopment.

34	Q3/2012 Interim Report

The components of commercial property net operating income for the three and nine months ended September 30, 2012 and 2011 is as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Same property	$256	$241	$655	$620
Lease terminations, non-recurring fee and other income	1	3	17	3
Recurring fee income	14	14	40	46
Properties reclassified from commercial developments during the period	18	―	26	―
Properties acquired during the period	56	6	258	9
Properties sold during the period	―	12	3	31
Commercial property net operating income	$345	$276	$999	$709

	Sept. 30, 2012	Sept. 30, 2011
Same property average in-place net rent	$27.27	$25.66
Same property occupancy	93.3%	92.5%

Same property commercial property net operating income increased by $15 million quarter over quarter as a result of higher same property average in-place net rents and higher same property occupancy due to lease-ups.

As a result of our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained, markets with high barriers to entry, along with our focus on executing long-term leases with strong credit rated tenants, we have been able to reduce the exposure of our commercial property revenues to the cyclical nature of the real estate business and ensure stability of cash flows associated with our properties. In addition, we continue to reduce our lease expiry profile for the upcoming years, and with in-place net rents below market rents across most of our portfolio, we should continue to produce stable results going forward.

We have relatively strong occupancy levels across our portfolio, outperforming market occupancy levels in all of our markets with the exception of Boston, Washington D.C., Houston, Toronto and Perth. Additionally, our average in-place net rents of $29.77 allow for positive mark-to-market growth when compared to blended market net rents of $36.00.

The majority of our leases are net leases in which the lessee is required to pay its proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently, leasing activity, which affects both occupancy and in-place rental rates, is the principal contributor to the change in same property commercial property net operating income.

Average in-place net rent represents the annualized cash amount on a per square foot basis collected from tenants plus tenant expense reimbursements less the operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortizing free rent periods provided on in-place leases. The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at September 30, 2012, and includes our equity accounted investments:

		Avg. Remaining	Avg. In-Place	Avg. Market
	Leasable Area(1,2)	Lease Term	Net Rent	Net Rent
	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
New York
Midtown(3)	6,276	10.5	$39.80	$60
Downtown	12,628	6.8	29.08	32
Boston	796	6.4	24.58	26
Washington, D.C.	6,706	5.4	28.10	32
Los Angeles	4,530	6.3	21.71	22
Houston	8,163	8.0	15.82	22
Denver	2,645	5.8	18.64	19
Seattle	699	4.8	18.10	17
Minneapolis	2,530	7.9	9.95	15
Toronto	8,759	7.8	27.74	32
Calgary	5,639	11.3	28.42	37
Ottawa	1,745	1.6	18.84	21
Sydney	4,086	6.2	64.24	74
Melbourne	2,072	6.8	43.46	39
Perth	1,535	9.8	56.51	72
London	349	7.5	85.50	89
Other	592	12.3	21.47	34
Total	69,750	7.5	$29.77	$36

(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments
(3)	Midtown New York includes 450 West 33rd Street. Excluding this commercial property, Midtown in-place rent would be $45.81

Brookfield Office Properties	35

Our portfolio occupancy decreased to 92.1% at September 30, 2012, compared with 92.6% at September 30, 2011. Our occupancy decreased primarily due to opportunistic acquisitions of certain assets at lower occupancy rates in addition to large expiries. At September 30, 2012, average in-place net rent throughout our portfolio was $29.77 per square foot compared with $27.64 per square foot at September 30, 2011. Our average in-place net rent increased due to renewals at higher net rents as well as strengthening of Canadian and Australian currencies relative to the U.S. Dollar.

A summary of our occupancy levels for the past two years, including our equity accounted investments and property investments through participating loan interests, is as follows:

	Sept. 30, 2012		Sept. 30, 2011
	Leasable(1,2)	Percent	Leasable(1,2)	Percent
	Sq. Ft.	Leased	Sq. Ft.	Leased
New York
Midtown	6,276	91.6	6,230	92.4
Downtown	12,628	93.5	13,721	92.3
Total New York	18,904	92.8	19,951	92.4
Boston	796	66.2	1,990	71.7
Washington, D.C.	6,706	90.8	6,504	92.3
Los Angeles	4,530	87.5	4,530	83.2
Houston	8,163	90.0	8,163	89.4
Denver	2,645	67.2	1,329	97.0
Seattle	699	83.8	―	―
Minneapolis	2,530	93.5	2,530	94.0
Toronto	8,759	95.0	8,759	93.7
Calgary	5,639	99.7	5,944	99.2
Ottawa	1,745	99.7	1,747	99.7
Sydney	4,086	98.5	4,085	99.1
Melbourne	2,072	98.2	2,277	99.6
Perth	1,535	99.2	612	94.6
London	349	61.8	―	―
Other	592	97.3	662	97.3
Total	69,750	92.1	69,083	92.6

(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments

During the nine months ended September 30, 2012, we leased 5.2 million square feet of our space at an average leasing net rent of $29.90 per square foot. This included 2.4 million square feet of new leases, 1.5 million square feet of renewals and 1.3 million square feet of early renewals. Expiring net rent for our portfolio averaged $21.88 per square foot. Additionally, we have managed to reduce our rollover exposure 2013 through 2015 by 280 basis points since the beginning of the year.

36	Q3/2012 Interim Report

The details of our leasing activity for the nine months ended September 30, 2012, including our equity accounted investments and property investments through participating loan interests, are as follows:

				Average		Year One	Average
	Dec. 31, 2011			Expiring		Leasing	Leasing	Acq. /	Sept. 30, 2012
	Leasable	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Leasable	Leased
(Square feet in 000’s)	Sq. Ft(1,2,3)	Sq. Ft.(1,2,3)	Sq. Ft.(1,2)	($ per Sq. Ft.)	Sq. Ft.(1,2)	($ per Sq. Ft.)	($ per Sq. Ft.)	Sq. Ft.(1,2)	Sq. Ft.(1,2)	Sq. Ft.(1,2)
New York, New York
Midtown	6,276	5,788	(237)	$25.24	197	$42.83	$45.93	―	6,276	5,748
Downtown	12,628	11,749	(1,434)	18.08	1,490	23.14	27.44	―	12,628	11,805
Boston, Massachusetts	796	505	(8)	3.56	29	20.01	23.44	―	796	526
Washington, D.C.	6,504	6,037	(620)	25.03	478	26.01	27.88	196	6,706	6,091
Los Angeles, California	4,530	3,816	(414)	22.82	560	21.03	24.37	―	4,530	3,962
Houston, Texas	8,163	7,343	(715)	15.50	715	20.48	22.51	―	8,163	7,343
Denver, Colorado	2,645	2,604	(1,131)	17.82	305	18.68	21.00	―	2,645	1,778
Seattle, Washington	―	―	(26)	19.84	32	20.33	21.44	579	699	585
Minneapolis, Minnesota	2,530	2,379	(73)	12.88	61	11.54	12.60	―	2,530	2,367
Toronto, Ontario	8,759	8,191	(511)	28.05	638	29.95	30.50	―	8,759	8,318
Calgary, Alberta	5,946	5,896	(173)	36.31	190	36.37	38.02	(293)	5,639	5,620
Ottawa, Ontario	1,745	1,741	(8)	23.84	8	29.21	30.08	―	1,745	1,741
Sydney, Australia	4,086	3,994	(89)	50.48	120	62.71	67.99	―	4,086	4,025
Melbourne, Australia	2,277	2,237	(103)	39.03	106	41.74	47.84	(205)	2,072	2,035
Perth, Australia	612	579	(63)	54.67	114	67.80	77.99	894	1,535	1,524
London, U.K.	―	―	―	―	―	―	―	216	349	216
Other	661	640	(169)	23.67	175	30.27	30.95	(70)	592	576
Total	68,158	63,499	(5,774)	$21.88	5,218	$26.95	$29.90	1,317	69,750	64,260
(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments
(3)	Restated for re-measurements performed during the first quarter of 2012

Additionally, for the nine months ended September 30, 2012, tenant improvements and leasing costs related to leasing activity that occurred averaged $46.04 per square foot, compared to $29.64 per square foot during the same period in 2011.

Recurring Fee Income

Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd., the largest condominium property management company in Ontario, Canada, which manages approximately 62,000 condominium units.

The details of our fee income are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Property management, leasing, project management, and other fees	$7	$7	$21	$27
Brookfield Residential Services Ltd. fees	7	7	19	19
Total fee income	$14	$14	$40	$46

The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent a potential area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

Brookfield Office Properties	37

INTEREST AND OTHER INCOME

Interest and other income includes interest charged on real estate mortgages, residential notes receivable and other loans receivable, interest earned on cash balances and transactional gains.

The components of interest and other income are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Interest income on loans receivable from BAM	$ ―	$13	$2	$48
Interest income on residential note receivable from BRPI	7	9	23	18
Interest income on participating loan interests with subsidiaries of BAM	9	5	23	13
Interest and other income on loans receivable designated as FVTPL	3	(1)	8	(1)
Other interest income	―	5	2	17
Other income	2	10	5	19
Total interest and other income	$21	$41	$63	$114

The decrease in interest and other income period over period is primarily attributable to the settlement of loans receivable from BAM in the third quarter of 2011, a condemnation award of $11 million, partnership settlement of $6 million and gain on repurchase of debt of $5 million in the prior period, offset by an increase in interest income on participating loan interests, loans receivable designated as FVTPL and a residential note receivable from the disposition of our residential development segment on March 31, 2011.

INTEREST EXPENSE

Commercial Property Debt

Interest expense relating to commercial property debt increased to $166 million and $456 million during the three and nine months ended September 30, 2012, from $139 million and $341 million during the same periods in 2011. The increase is primarily attributable to the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011, interest expense recognized from Brookfield Place in Perth, which was reclassified from commercial developments to commercial properties during the second quarter of 2012, as well as new debt from acquisitions and refinancings, offset by repayments and property dispositions.

Capital Securities

Interest expense relating to capital securities for the three and nine months ended September 30, 2012, was $12 million and $38 million, respectively, as compared to $14 million and $43 million during the same periods in 2011. The decrease is primarily attributable to the redemption of Class AAA Series I on March 30, 2012, and the impact of foreign currency translation. Interest expense recorded in capital securities relates to preferred share dividends recorded as interest expense under IFRS.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses during the three and nine months ended September 30, 2012 increased to $37 million and $111 million, respectively, from $35 million and $103 million during the same periods in 2011. The increase is primarily attributable to inflation and increased company initiatives during the period. Included in general and administrative expenses is $6 million and $18 million (2011 – $6 million and $17 million, respectively) of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd.

TRANSACTION COSTS

Transaction costs during both the three and nine months ended September 30, 2012 increased to $4 million from nil during the same periods in 2011. The increase is entirely attributable to the acquisition of a portfolio of assets in London in the current quarter.

DEPRECIATION

Depreciation for the three and nine months ended September 30, 2012 was $4 million and $11 million, respectively, as compared to $3 million and $7 million during the same periods in 2011. The increase is primarily attributable to increased capital expenditures associated with company initiatives.

GAINS AND OTHER ITEMS, NET

Gains and other items, net includes $150 million recognized in connection with the exercise of the U.S. Office Fund option in the third quarter of 2011.

38	Q3/2012 Interim Report

FAIR VALUE GAINS, NET

During the three and nine months ended September 30, 2012, we recognized fair value gains of $306 million and $766 million, respectively (2011 –$205 million and $655 million). Fair value adjustments related to our commercial properties and developments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing activity and timing, discount rates and terminal capitalization rates. We also recognized losses of $1 million for the three and nine months ended September 30, 2012, on the embedded derivative within our participating loan interests (2011–$4 million and $29 million).

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Investment properties
Commercial properties	$197	$226	$652	$726
Development properties	101	(18)	92	(31)
	298	208	744	695
Financial instruments
Participating loan interests	(1)	4	(1)	29
U.S. Office Fund option and true-up liability	―	―	―	(59)
Other financial instruments designated as FVTPL	9	(7)	23	(10)
	8	(3)	22	(40)
Total fair value gains, net	$306	$205	$766	$655

SHARE OF NET EARNINGS FROM EQUITY ACCOUNTED INVESTMENTS

(Millions)	Funds from Operations			Fair Value Adjustments			Share of Earnings
Three months ended Sept. 30	2012		2011	2012		2011	2012		2011
U.S. Office Fund	$	―	$17	$	―	$(24)	$	―	$(7)
Other equity accounted investments(1)		29	31		4	(7)		33	24
Total share of net earnings from equity accounted investments		$29	$48		$4	$(31)		$33	$17

(1)	Includes jointly controlled entities as well as associates

(Millions)	Funds from Operations			Fair Value Adjustments			Share of Earnings
Nine months ended Sept. 30	2012		2011	2012		2011	2012		2011
U.S. Office Fund	$	―	$92	$	―	$296	$	―	$388
Other equity accounted investments(1)		81	87		20	14		101	101
Total share of net earnings from equity accounted investments		$81	$179		$20	$310		$101	$489

(1)	Includes jointly controlled entities as well as associates

Funds from operations of our equity accounted investments decreased to $29 million and $81 million, respectively, for the three and nine months ended September 30, 2012, from $48 million and $179 million during the same periods in 2011. The decrease is primarily attributable to the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011 and Four World Financial Center in New York and First Canadian Place in Toronto in the fourth quarter of 2011, offset by the acquisition of 450 West 33rd Street in New York in the second quarter of 2011, which is a jointly controlled entity. Including fair value adjustments, share of net earnings from equity accounted investments was $33 million and $101 million for the three and nine months ended September 30, 2012 (2011 - $17 million and $489 million).

INCOME TAXES

Income tax expense for the three and nine months ended September 30, 2012 was $62 million and $219 million, as compared with $45 million and $174 million during the same periods in 2011. The increase quarter over quarter is primarily attributable to a greater portion of the prior quarter earnings being subject to tax in jurisdictions with lower income tax rates and a tax asset recognized in the prior quarter. The increase year over year is primarily attributable to a greater portion of the prior year earnings being subject to tax in jurisdictions with lower income tax rates, a change in Canadian tax rate recognized in the current year as well as a tax asset derecognized in the current year.

The major components of income tax expense include the following:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Current tax expense	$14	$15	$47	$39
Deferred tax expense	48	30	172	135
Total income taxes	$62	$45	$219	$174

Brookfield Office Properties	39

DISCONTINUED OPERATIONS

Our residential development operations which were disposed of on March 31, 2011 contributed $13 million of net operating income in the prior nine month period.

The following table summarizes income from discontinued operations:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share information)	2012	2011	2012	2011
Commercial property revenue	$16	$14	$43	$41
Commercial property operating costs	(7)	(7)	(21)	(20)
	9	7	22	21
Residential revenue	―	―	―	83
Residential operating expense	―	―	―	(70)
	―	―	―	13
Interest and other income	―	―	―	1
Interest expense	(1)	(1)	(4)	(5)
Depreciation	―	―	―	(1)
Income from discontinued operations before fair value gains (losses) and income taxes	8	6	18	29
Fair value gains (losses)	(3)	(15)	(15)	28
Income taxes	―	1	―	(4)
Income (loss) from discontinued operations attributable to shareholders	$5	$(8)	$3	$53

NON-CONTROLLING INTERESTS

The following table outlines our non-controlling interests:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Preferred shares – subsidiaries	$1	$3	$5	$5
Other non-controlling interests	49	30	148	150
Total non-controlling interests	$50	$33	$153	$155

Preferred Shares – Subsidiaries

Preferred shares – subsidiaries consists of dividends on preferred shares issued by BPO Properties. For the three and nine months ended September 30, 2012, dividends of $1 million and $5 million, respectively, were paid on preferred shares issued by BPO Properties, compared to $3 million and $5 million during the same periods in 2011.

Other Non-Controlling Interests

Other non-controlling interests consists of earnings attributable to interests not owned by us in BOX, BFP, Prime, Brookfield Heritage Partners LLC, BOP 1801 California Street LLC and the U.S. Office Fund.

Non-controlling interests in subsidiary earnings was $49 million and $148 million, respectively, for the three and nine months ended September 30, 2012, as compared with $30 million and $150 million during the same periods in 2011.

The following table outlines the dividends and earnings paid or attributable to other shareholders of our subsidiaries:

		Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	Type	2012	2011	2012	2011
BOX	Participating interests	$17	$11	$66	$30
BFP	Participating interests	―	1	4	4
Prime	Participating interests	3	6	2	14
Brookfield Heritage Partners LLC	Participating interests	3	1	16	15
BOP 1801 California Street LLC	Participating interests	(5)	―	1	―
U.S. Office Fund	Participating interests	31	11	59	87
Total other non-controlling interests		$49	$30	$148	$150

40	Q3/2012 Interim Report

SEGMENTED INFORMATION

Brookfield Office Properties and our subsidiaries operate in the United States, Canada, Australia and the United Kingdom within the commercial property business. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver, Seattle and Minneapolis in the U.S.; Toronto, Calgary and Ottawa in Canada; Sydney, Melbourne and Perth in Australia; and London in the U.K. For the nine months ended September 30, 2012, approximately 61% of our commercial property net operating income is derived from the U.S. (2011 – 52%) and at September 30, 2012, approximately 61% of our assets are invested in the U.S. (2011 – 64%).

In the third quarter of 2012, we acquired a portfolio of investment properties in the United Kingdom and established a platform to manage our investment in that market. This investment was previously managed out of the platform in the United States. We have presented segment information for the United Kingdom segment beginning in the third quarter of 2012 and have revised our segment presentation for the comparative period consistent with our current segment composition as required by IFRS 8, “Operating Segments”.

We disclose information about our reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The following summary presents segmented financial information for our principal areas of business:

	Commercial
	United States		Canada(1)		Australia		United Kingdom		Total
(Millions)	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
Nine months ended	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Revenue	$1,019	$689	$438	$412	$224	$159	$(2)	$—	$1,679	$1,260

Commercial property net operating income	607	367	242	230	150	112	—	—	999	709
Interest and other income	9	73	25	26	31	15	(2)	—	63	114
	616	440	267	256	181	127	(2)	—	1,062	823

Interest expense(2)	(304)	(222)	(117)	(103)	(73)	(59)	—	—	(494)	(384)
General and administrative expense(3)	(59)	(48)	(45)	(48)	(11)	(7)	—	—	(115)	(103)
Other	(2)	(8)	(3)	(1)	(1)	(2)	(5)	—	(11)	(11)
Funds from operations of equity accounted investments	60	149	5	15	13	15	3	—	81	179
Funds from discontinued operations	18	17	—	13	—	—	—	—	18	30
Non-controlling interests in funds from operations	(34)	(26)	(17)	(17)	(1)	(2)	—	—	(52)	(45)
Funds from operations	295	302	90	115	108	72	(4)	—	489	489

Fair value gains	390	485	255	37	120	133	1	—	766	655
Fair value gains (losses) of equity accounted investments	32	333	—	(7)	(12)	—	—	(16)	20	310
Other(4)	(1)	154	1	(1)	—	1	—	—	—	154
Income taxes	(45)	(89)	(120)	(29)	(54)	(57)	—	1	(219)	(174)
Funds from discontinued operations	(18)	(17)	—	(13)	—	—	—	—	(18)	(30)
Non-controlling interests in funds from operations	34	26	17	17	1	2	—	—	52	45
Income from continuing operations	687	1,194	243	119	163	151	(3)	(15)	1,090	1,449
Income (loss) from discontinued operations	3	40	—	13	—	—	—	—	3	53
Net income	690	1,234	243	132	163	151	(3)	(15)	1,093	1,502
Net income attributable to non-controlling interests	79	104	66	28	3	18	—	—	148	150
Net income attributable to shareholders	$611	$1,130	$177	$104	$160	$133	$(3)	$(15)	$945	$1,352
(1)	Includes $13 million of funds from discontinued operations and $9 million of income from discontinued operations attributable to the residential development segment, a separate line of business disposed of on March 31, 2011, for the nine months ended September 30, 2011
(2)	Includes allocation of interest expense on corporate debt and capital securities of $14 million to United States and $45 million to Canada for the nine months ended September 30, 2012 (2011 - $14 million to United States and $40 million to Canada)
(3)	Includes allocation of corporate-level general and administrative expenses of $13 million to United States and $6 million to Canada for the nine months ended September 30, 2012 (2011 - $9 million to United States and $9 million to Canada)
(4)	Includes $150 million gain in U.S. commercial operations recognized in connection with the exercise of the U.S. Office Fund option in the nine months ended September 30, 2011

	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
(Millions)	2012	2011	2011	2011	2012	2011	2012	2011	2012	2011
Total assets	$16,593	$15,649	$5,867	$5,339	$4,367	$4,073	$565	$83	$27,392	$25,144

(Millions)	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
Nine months ended	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Total commercial property net operating income(1)	$696	$613	$247	$248	$208	$170	$—	$—	$1,151	$1,031
(1)	Includes commercial property net operating income of equity accounted investments of $89 million, $5 million, $58 million and nil in the United States, Canada, Australia and the United Kingdom commercial operations, respectively, for the nine months ended September 30, 2012 (2011 - $246 million, $18 million, $58 million and nil, respectively)

Brookfield Office Properties	41

QUARTERLY RESULTS

The 2012, 2011 and 2010 results in accordance with IFRS by quarter are as follows:

	2012			2011				2010
(Millions, except per share information)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$580	$569	$530	$527	$492	$388	$380	$397	$323	$307	$299
Net income from continuing operations attributable to shareholders	371	224	347	342	423	596	208	933	138	139	233
Net income attributable to shareholders	376	217	352	338	415	631	306	971	159	172	250

Net income (loss) per share attributable to common shareholders – basic
Continuing operations	$0.70	$0.41	$0.66	$0.65	$0.81	$1.16	$0.53	$1.84	$0.26	$0.26	$0.44
Discontinued operations	0.01	(0.01)	0.01	(0.01)	(0.01)	0.07	0.05	0.07	0.04	0.07	0.04
	$0.71	$0.40	$0.67	$0.64	$0.80	$1.23	$0.58	$1.91	$0.30	$0.33	$0.48

Net income (loss) per share attributable to common shareholders – diluted
Continuing operations	$0.65	$0.39	$0.61	$0.59	$0.73	$1.05	$0.49	$1.63	$0.24	$0.25	$0.41
Discontinued operations	0.01	(0.01)	0.01	(0.01)	(0.01)	0.06	0.05	0.07	0.04	0.06	0.03
	$0.66	$0.38	$0.62	$0.58	$0.72	$1.11	$0.54	$1.70	$0.28	$0.31	$0.44

42	Q3/2012 Interim Report

PART III – RISKS AND UNCERTAINTIES

Brookfield Office Properties’ financial results are affected by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets that generate sustainable streams of cashflow. Although high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects us against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form, which is posted on our website at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

PROPERTY RELATED RISKS

Commercial Properties

Our strategy is to invest in high-quality office properties as defined by the physical characteristic of the asset and, more important, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings – see “Credit Risk” below) that these properties attract. Nonetheless, we remain exposed to certain risks inherent in the office property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our Direct office properties are subject to mortgages that require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners and managers of premier office properties, lease roll-overs also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.

INTEREST RATE AND FINANCING RISK

We attempt to stagger the maturities of our mortgage portfolio, to the extent possible, evenly over a 10-year time horizon. We believe that this strategy will allow us to manage interest rate risk most effectively.

As outlined under “Capital Resources and Liquidity,” beginning on page 29 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy of staggering the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

At September 30, 2012, we had a floating rate bank credit facility of $695 million which matures in March 2014. Additionally, one of our subsidiaries has bilateral agreements with a number of Canadian chartered banks for an aggregate floating rate bank credit facility of C$200 million, the terms of which extend to June 2014. At September 30, 2012, the balances drawn on these facilities were $407 million. There is a risk that lenders will not refinance these facilities on terms and conditions acceptable to us or on any terms at all. However, we have historically been successful in negotiating extension options. Approximately 32% of our outstanding commercial property debt at September 30, 2012, is floating rate debt (December 31, 2011 – 27%) and subject to fluctuations in interest rates. The effect of a 100 basis point increase in interest rates on interest expense relating to our corporate and commercial floating rate debt, up to 5% LIBOR, is an increase in interest expense of $38 million or $0.07 per diluted weighted average share outstanding on an annualized basis. Taking into account our preferred shares issued by BPO Properties, a 100 basis point increase in rates would increase income attributable to non-controlling interests by an additional $4 million on an annualized basis. In addition, we have exposure to interest rates within our equity accounted investments. As discussed in the Derivative Financial Instruments section beginning on page 47, we have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts.

We currently have a level of indebtedness of 48% of fair value of our commercial properties (December 31, 2011 – 50%). It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace and the fair value of our assets, and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.

Brookfield Office Properties	43

CREDIT RISK

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 8.4% of our tenant base and currently, no one tenant comprises more than this.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 9 of this MD&A.

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

				000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	2012	2013	2014	2015	2016	2017	Beyond	Year of Expiry(3)	Total	%(2)
1	Government & Government Agencies	All Markets	AA+/AAA	50	1,389	803	767	275		2,084	Various	5,368	8.4%
2	Bank of America/Merrill Lynch (4)	NY/Toronto/Denver/LA	A/A-		3,248		21			1,679		4,948	7.7%
3	CIBC World Markets(5)	NY/Toronto/Calgary	A+					7		1,429	2033	1,436	2.2%
4	Suncor Energy	Calgary	BBB+							1,354	2028	1,354	2.1%
5	KBR	Houston	Not Rated							1,268	2030	1,268	2.0%
6	RBC	Van./Tor./Cal./NY/LA/Minn.	AA-		71		12	16	143	1,014	2024	1,256	2.0%
7	Morgan Stanley	NY/Los Angeles/Denver	A-		23	18				1,147	2030	1,188	1.8%
8	Bank of Montreal	Calgary/Toronto	A+	40	85	13		17		988	2024	1,143	1.8%
9	Target	Minneapolis/LA	A+							984	2024	984	1.5%
10	PricewaterhouseCoopers	Sydney/Houston/Calgary/LA	Not Rated			144	519			135	2028	798	1.2%
11	Devon Energy	Houston	BBB+		18					764	2020	782	1.2%
12	Imperial Oil	Calgary	AAA					717				717	1.1%
13	Encana	Calgary/Denver	BBB				241			467	2019	708	1.1%
14	KPMG	Sydney/Toronto	Not Rated					298		371	2024	669	1.0%
15	Wells Fargo	New York	AA-		3	66	468			77	2019	614	1.0%
16	Société Générale	New York/Houston	A		12					593	2032	605	0.9%
17	Commonwealth Bank	Sydney	AA-							551	2021	551	0.9%
18	Cadwalader, Wickersham & Taft LLP	New York	Not Rated							549	2024	549	0.9%
19	Talisman Energy	Calgary	BBB				12			527	2025	539	0.8%
20	Continental Airlines	Houston	B			117	170		223			510	0.8%
	Total			90	4,849	1,161	2,201	1,330	366	15,981		25,987	40.4%
	Total %			0.3%	18.7%	4.5%	8.5%	5.1%	1.4%	61.5%		100.0%

(1)	From Standard & Poor’s, Moody’s or DBRS
(2)	Prior to considering partnership interests in partially-owned properties
(3)	Reflects the year of maturity related to lease(s) included in the ‘Beyond’ column and is calculated for multiple leases on a weighted average basis based on square feet where practicable
(4)	Bank of America/Merrill Lynch leases 4.6 million square feet at the World Financial Center ("WFC"), of which they occupy 2.7 million square feet with the balance being subleased to various subtenants ranging in size up to 500,000 square feet. Of this 2.7 million square feet, 1.9 million is in 4 WFC and 0.8 million square feet is in 2 WFC
(5)	CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers

When we make loans or enter into other financial arrangements with related parties, we manage credit risk by entering into such transactions under normal commercial terms.

44	Q3/2012 Interim Report

LEASE ROLL-OVER RISK

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; on average only 7% of our leases mature annually over the next five years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 9 of this MD&A.

The following table sets out lease expiries, by square footage, for our portfolio at September 30, 2012, including our equity accounted investments:

(000's Sq. Ft.)	Currently Available	Remainder 2012	2013	2014	2015	2016	2017	2018	2019 & Beyond	Total
Midtown, New York	528	5	400	185	411	329	54	272	4,092	6,276
Downtown, New York	823	26	3,526	392	846	439	648	89	5,839	12,628
Boston	270	1	―	13	9	5	16	253	229	796
Washington, D.C.	615	84	587	1,528	389	310	208	919	2,066	6,706
Los Angeles	568	20	188	319	272	414	285	659	1,805	4,530
Houston	820	191	271	627	566	326	777	119	4,466	8,163
Denver	867	25	160	140	113	178	217	83	862	2,645
Seattle	114	5	40	44	87	99	155	38	117	699
Minneapolis	163	4	199	185	180	118	119	197	1,365	2,530
Toronto	441	123	374	287	507	793	545	400	5,289	8,759
Calgary	19	14	34	52	504	757	65	213	3,981	5,639
Ottawa	4	9	1,151	9	547	4	6	―	15	1,745
Sydney	61	25	114	102	590	818	111	692	1,573	4,086
Melbourne	37	18	27	84	146	101	150	30	1,479	2,072
Perth	11	―	―	272	9	12	89	13	1,129	1,535
London	133	6	4	1	4	59	―	―	142	349
Other	16	―	102	11	36	77	21	23	306	592
Total	5,490	556	7,177	4,251	5,216	4,839	3,466	4,000	34,755	69,750

ENVIRONMENTAL RISKS

As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties, nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

OTHER RISKS AND UNCERTAINTIES

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2012 may not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years. As we continue to face the possibility of a slow recovery amidst uncertainty in global financial markets, it is possible we will see downward pressure on overall occupancy levels and net effective rents.

Brookfield Office Properties	45

INSURANCE RISKS

United States

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other U.S. properties. This coverage is subject to a deductible of 5% of the value of the affected property for California and Seattle locations and $100,000 for all other locations. The weather catastrophe limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 3% of the value of the affected property for U.S. locations located in traditional windstorm-exposed areas. All other locations are subject to a $50,000 deductible. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001, and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. The Terrorism Risk Insurance Program Reauthorization Act of 2007 was signed into law on December 26, 2007. It extends the TRIA program through December 2014.

With respect to our U.S. properties (including our U.S. Office Fund), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty provides $4.0 billion of TRIA coverage for all U.S. properties. In 2009 we formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II”). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2012, we expect Liberty IC Casualty II LLC to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.

Canada

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is C$1.5 billion per occurrence. Our earthquake limit is C$500 million per occurrence and in the annual aggregate. This coverage is subject to a C$100,000 deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is C$500 million per occurrence and in the annual aggregate, and is subject to a deductible of C$25,000 for all losses arising from the same occurrence. Windstorm is included under the all risk coverage limit of C$1.5 billion.

With respect to our Canadian properties, we purchase an insurance policy that covers acts of terrorism for limits up to C$1.2 billion.

Australia

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Our all risk policy limit is A$1.25 billion per occurrence. Our earthquake limit is A$727 million per occurrence and in the aggregate. The weather catastrophe limit is A$727 million per occurrence and in the annual aggregate. Both earthquake and weather catastrophe coverage is subject to a deductible of 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is A$727 million per occurrence and in the annual aggregate subject to a deductible of A$10,000 per occurrence. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

Terrorism insurance is provided through the Australian Reinsurance Pool Corporation (“ARPC”). ARPC is a statutory corporation established under the Terrorism Insurance Act 2003 to offer reinsurance for terrorism risk in Australia. The Terrorism Insurance Act 2003 renders terrorism exclusion clauses in eligible insurance contracts ineffective in relation to loss or liabilities arising from a declared terrorist incident affecting eligible property located in Australia.

United Kingdom

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage up to the replacement cost value of the asset. Flood, earthquake, wind and terrorism coverage is included in the coverage provided all subject to a £250 deductible.

46	Q3/2012 Interim Report

FOREIGN EXCHANGE FLUCTUATIONS

Approximately 39% of our assets and 39% of our revenues originate in Canada, Australia and U.K. and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments” on the following pages. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged. Similarly, we attempt to mitigate the currency risk on revenues by incurring associated operating costs and interest expense in local currencies. Our hedging policy does not require us to hedge the remaining net capital invested in non-U.S. operations, due to the long term ownership profile of our assets. We will, however, enter into hedging arrangements from time to time if we believe currency valuations are misaligned and to protect shorter term capital flows.

At September 30, 2012, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $1 million on an annual basis. At September 30, 2012, based on our net Australian dollar funds from operations, a $0.01 appreciation in the Australian dollar relative to the U.S. dollar would result in an increase in our funds from operations of $1 million on an annual basis. In the first quarter of 2010, we established a holding company to hold investments in commercial properties and developments in London, United Kingdom. As a result of our investment in the United Kingdom, we are subject to foreign currency risk due to potential fluctuations in exchange rates between the British pound and the U.S. dollar. We attempt to mitigate the foreign currency risk relating to these investments using methods similar to those discussed above.

DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. In 2012 and/or 2011, we used the following derivative instruments to manage these risks:

•	Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;
•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•	Interest rate caps to hedge interest rate risk on a portion of our variable rate debt; and
•	Total return swaps on our shares to economically hedge exposure to variability in share price under our Deferred Share Unit Plan.

We also designate certain of our financial liabilities as hedges of our Canadian dollar net investments in self-sustaining subsidiaries.

Interest Rate Hedging

The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at September 30, 2012, and December 31, 2011:

(Millions)	Hedging Item	Notional		Rates	Maturity Dates	Fair Value
Sept. 30, 2012	Interest rate caps of US$ LIBOR debt		$1,138	3.8% to 5.5%	Jan 2013 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt		$1,005	0.6% to 1.5%	Jul 2013 to Jun 2016		$(14)
	Interest rate swaps of A$ BBSW/BBSY debt	A$	993	3.5% to 5.9%	Jan 2014 to Jul 2017	A$	(71)
	Interest rate swaps on forecasted fixed rate debt		$1,075	2.1% to 4.7%	Jul 2023 to May 2025		$(152)
	Interest rate swaps on forecasted fixed rate debt	C$	545	2.3% to 3.5%	Oct 2022 to Dec 2024	C$	(28)
Dec. 31, 2011	Interest rate caps of US$ LIBOR debt		$918	3.8% to 5.5%	Mar 2012 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt		$957	0.8% to 5.7%	Sept 2012 to May 2014		$(14)
	Interest rate swaps of A$ BBSW/BBSY debt	A$	931	4.8% to 5.9%	Jan 2012 to Jul 2016	A$	(43)
	Interest rate swaps on forecasted fixed rate debt		$1,015	2.6% to 4.7%	Feb 2022 to Nov 2024		$(140)
	Interest rate swaps on forecasted fixed rate debt	A$	357	5.2%	Jan 2014	A$	(10)
	Interest rate swaps on forecasted fixed rate debt	C$	225	3.4% to 3.6%	Apr to Nov 2023	C$	(17)

For the three and nine months ended September 30, 2012 and 2011, the amount of hedge ineffectiveness recorded in earnings in connection with the company’s interest rate hedging activities was not significant.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable swap curves derived from market interest rates.

Brookfield Office Properties	47

Foreign Currency Hedging

The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at September 30, 2012, and December 31, 2011:

(Millions)	Hedging Item	Hedged Currency	Notional		Rate	Fair Value	Maturity	Hedged Item
Sept. 30, 2012	Foreign currency forward	British pounds		£45	£0.62/US$	―	Dec 2012	GBP denominated net investment
Dec. 31, 2011	Foreign currency forward	Australian dollar	A$	135	A$0.98/US$	$(4)	Jan 2012	A$ denominated net investment
	Foreign currency forward	British pounds		£45	£0.64/US$	nil	Mar 2012	GBP denominated net investment

In addition, as of September 30, 2012, the company had designated C$1.1 billion (December 31, 2011 – C$903 million) of its Canadian dollar financial liabilities as hedges of the net investment in its Canadian operations.

For the three and nine months ended September 30, 2012 and 2011 the amount of hedge ineffectiveness recorded in earnings in connection with the company’s foreign currency hedging activities was not significant.

Other Derivatives

The following table provides details of other derivatives outstanding as at September 30, 2012, and December 31, 2011:

(Millions)	Derivative Type	Fair Value	Fair Value (Gain)/Loss	Classification of Gain/Loss
Sept. 30, 2012	Total return swap(1)	$(2)	$(4)	General and administrative expense
Dec. 31, 2011	Total return swap(1)	$2	$(17)	General and administrative expense

(1)	Relates to the total return swap on our shares in connection with our Deferred Share Unit Plan

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

48	Q3/2012 Interim Report

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICY

We adopted amendments to IAS 12, “Income Taxes” (“IAS 12”), effective January 1, 2012. These amendments are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, “Investment Property” (“IAS 40”). The amendments introduce a rebuttable presumption that, for purposes of determining deferred tax consequences associated with temporary differences relating to investment properties, the carrying amount of an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. We have determined that based on our business model, the rebuttable presumption introduced by the amendments to IAS 12 has been overcome and have continued to measure deferred taxes on the basis that the carrying amount of investment properties will be recovered through use except where there is a specific plan to sell a property in the foreseeable future. Therefore, the amendments to IAS 12 did not have an impact on the measurement of our deferred tax liabilities.

USE OF ESTIMATES

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

RELATED PARTY TRANSACTIONS

In the normal course of operations, we enter into various transactions on market terms with related parties, which have been measured at exchange value. The following table summarizes transactions and balances with BAM and its subsidiaries:

	Three months ended Sept. 30			Nine months ended Sept. 30
(Millions)	2012	2011		2012	2011
Transactions with related parties
Lease revenue(1)	$2	$	―	$7	$1
Interest and other income	19		26	56	78
Interest expense on commercial property debt	3		8	16	30
				Sept. 30, 2012	Dec. 31, 2011
Balances outstanding to (from) related parties
Participating loan interests				$585	$439
BRPI promissory notes				488	470
Loans receivable designated as FVTPL				―	138
Other loans receivable				104	224
Commercial property debt				(232)	(432)

(1)	Amounts received from BAM and its subsidiaries for the rental of office premises

In the third quarter of 2012, we transferred a portion of our interest in a debenture to a group of funds controlled by BAM. Refer to page 20.

We hold a 70% interest in Brookfield Properties Management Pty Ltd. which manages the properties in the Australian portfolio and certain other properties owned by subsidiaries of BAM, with the remaining 30% held by BAM. We have an option to acquire BAM’s interest in Brookfield Properties Management Pty Ltd. for nominal consideration at any time prior to September 30, 2020.

Brookfield Office Properties	49

DIVIDENDS

Dividends paid per share by Brookfield Office Properties during the first three quarters of 2012 and the year ended December 31, 2011, are as follows:

		Three months ended	Three months ended	Three months ended	Year ended
	Currency	Sept. 30, 2012	Jun. 30, 2012	Mar. 31, 2012	Dec. 31, 2011
Common shares	US$	$0.1400	$0.1400	$0.1400	$0.5600
Class A preferred shares	C$	0.0417	―	0.0417	0.0833
Class AA Series E preferred shares	C$	0.1312	0.1312	0.1312	0.5250
Class AAA Series E preferred shares	C$	0.1320	0.1305	0.1305	0.5250
Class AAA Series F preferred shares	C$	0.3750	0.3750	0.3750	1.5000
Class AAA Series G preferred shares	US$	0.3281	0.3281	0.3281	1.3125
Class AAA Series H preferred shares	C$	0.3594	0.3594	0.3594	1.4375
Class AAA Series I preferred shares	C$	―	―	0.3250	1.3583
Class AAA Series J preferred shares	C$	0.3125	0.3125	0.3125	1.2500
Class AAA Series K preferred shares	C$	0.3250	0.3250	0.3250	1.3000
Class AAA Series L preferred shares	C$	0.4219	0.4219	0.4219	1.6875
Class AAA Series N preferred shares	C$	0.3844	0.3844	0.3844	1.5375
Class AAA Series P preferred shares	C$	0.3219	0.3219	0.3219	1.2875
Class AAA Series R preferred shares	C$	0.3188	0.3188	0.3188	0.4192

50	Q3/2012 Interim Report

Condensed Consolidated Balance Sheets

Unaudited (Millions)	Note	Sept. 30, 2012	Dec. 31, 2011
Assets
Non-current assets
Investment properties
Commercial properties	3	$22,086	$19,258
Commercial developments	3	803	1,412
Equity accounted investments and participating loan interests
Investments in jointly controlled entities	4	1,917	1,804
Investments in associates	5	15	13
Participating loan interests	6	585	439
Other non-current financial assets	7	793	817
		26,199	23,743
Current assets
Receivables and other assets	8	489	473
Restricted cash and deposits		97	69
Cash and cash equivalents		270	434
		856	976
Assets held for sale	9	337	425
Total assets		$27,392	$25,144

Liabilities
Non-current liabilities
Commercial property debt	10	$10,398	$9,993
Capital securities	11	669	844
Other non-current financial liabilities		92	92
Deferred tax liabilities	13	689	547
		11,848	11,476
Current liabilities
Commercial property debt	10	1,296	642
Capital securities	11	203	150
Accounts payable and accrued liabilities	12	1,094	980
		2,593	1,772
Liabilities associated with assets held for sale	9	170	217
Total liabilities		14,611	13,465

Equity
Preferred equity	14	1,346	1,095
Common equity	14	9,825	9,080
Total shareholders’ equity		11,171	10,175
Non-controlling interests	14	1,610	1,504
Total equity		12,781	11,679
Total liabilities and equity		$27,392	$25,144

See accompanying notes to the condensed consolidated financial statements

Brookfield Office Properties	51

Condensed Consolidated Statements of Income

Unaudited	Three months ended Sept. 30			Nine months ended Sept. 30
(Millions, except per share information)	Note	2012	2011	2012	2011
Revenue	15	$580	$492	$1,679	$1,260
Commercial property net operating income	15	345	276	999	709
Interest and other income	15	21	41	63	114
Interest expense
Commercial property debt		166	139	456	341
Capital securities		12	14	38	43
General and administrative expense		37	35	111	103
Transaction costs	16	4	―	4	―
Depreciation		4	3	11	7
Income from continuing operations before gains and other items, fair value gains, share of net earnings from equity accounted investments and income taxes		143	126	442	329
Gains and other items, net		―	150	―	150
Fair value gains, net	17	306	205	766	655
Share of net earnings from equity accounted investments	18	33	17	101	489
Income from continuing operations before income taxes		482	498	1,309	1,623
Income taxes	13	62	45	219	174
Income from continuing operations		420	453	1,090	1,449
Income (loss) from discontinued operations	9	5	(8)	3	53
Net income		$425	$445	$1,093	$1,502

Net income attributable to
Shareholders		$376	$415	$945	$1,352
Non-controlling interests		49	30	148	150
		$425	$445	$1,093	$1,502
Net income (loss) per share attributable to common shareholders - basic
Continuing operations		$0.70	$0.81	$1.77	$2.50
Discontinued operations		0.01	(0.01)	0.01	0.11
		$0.71	$0.80	$1.78	$2.61
Net income (loss) per share attributable to common shareholders - diluted
Continuing operations		$0.65	$0.73	$1.65	$2.27
Discontinued operations		0.01	(0.01)	0.01	0.10
		$0.66	$0.72	$1.66	$2.37

See accompanying notes to the condensed consolidated financial statements

52	Q3/2012 Interim Report

Condensed Consolidated Statements of Comprehensive Income

Unaudited	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Net income	$425	$445	$1,093	$1,502
Foreign currency translation
Unrealized foreign currency translation gains (losses) in respect of foreign operations	125	(440)	142	(245)
Gains (losses) on hedges of net investments in foreign operations, net of income taxes for the three and nine months ended September 30, 2012 of $1 million and nil, respectively (2011 – $9 million and $7 million)	(28)	76	(34)	3
Reclassification of net foreign exchange gains on disposition of residential development segment	―	―	―	(29)
	97	(364)	108	(271)
Derivatives designated as cash flow hedges
Losses on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended September 30, 2012 of $4 million and $29 million, respectively (2011 – $45 million and $44 million)	(16)	(174)	(47)	(176)
Reclassification of losses on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended September 30, 2012 of $1 million and $2 million, respectively (2011 – nil and $1 million)	―	1	5	1
	(16)	(173)	(42)	(175)
Other comprehensive income (loss)	81	(537)	66	(446)
Comprehensive income (loss)	$506	$(92)	$1,159	$1,056

Comprehensive income (loss) attributable to
Shareholders
Net income	$376	$415	$945	$1,352
Other comprehensive income (loss)	56	(463)	48	(401)
	432	(48)	993	951
Non-controlling interests
Net income	49	30	148	150
Other comprehensive income (loss)	25	(74)	18	(45)
	$74	$(44)	$166	$105

See accompanying notes to the condensed consolidated financial statements

Brookfield Office Properties	53

Condensed Consolidated Statements of Changes in Equity

Unaudited		Nine months ended Sept. 30
(Millions)	Note	2012	2011
Preferred equity
Balance, beginning of period		$1,095	$848
Proceeds from preferred share offering		251	247
Balance, end of period	14	$1,346	$1,095

Common equity
Common shares
Balance, beginning of period		$3,330	$3,316
Shares repurchased		(2)	(6)
Dividend reinvestment		2	5
Proceeds from shares issued on exercise of options		6	10
Balance, end of period		3,336	3,325
Contributed surplus
Balance, beginning of period		185	101
Shares repurchased		(3)	(8)
Stock-based compensation awards		7	5
Excess of net assets over costs of non-controlling interest repurchased		4	84
Excess of net assets over proceeds on disposition of residential development segment		―	(9)
Balance, end of period		193	173
Retained earnings
Balance, beginning of period		5,540	4,216
Net income attributable to shareholders		945	1,352
Shareholder distributions
Preferred share dividends		(50)	(41)
Common share dividends		(212)	(210)
Excess of net assets over proceeds on disposition of residential development segment		―	(25)
Excess of non-controlling interest issued over proceeds received		―	(7)
Balance, end of period		6,223	5,285
Accumulated other comprehensive income
Balance, beginning of period		25	326
Other comprehensive income (loss) attributable to shareholders		48	(401)
Balance, end of period	14	73	(75)
Total retained earnings and accumulated other comprehensive income		6,296	5,210
Total common equity		$9,825	$8,708

Total shareholders’ equity		$11,171	$9,803

Non-controlling interests
Balance, beginning of period		$1,504	$1,263
Net income attributable to non-controlling interests		148	150
Other comprehensive income attributable to non-controlling interests		18	(45)
Distributions to non-controlling interests		(41)	(17)
Non-controlling interests recognized		―	544
Non-controlling interests repurchased		(19)	(465)
Balance, end of period	14	$1,610	$1,430

Total equity		$12,781	$11,233

See accompanying notes to the condensed consolidated financial statements

54	Q3/2012 Interim Report

Condensed Consolidated Statements of Cashflow

Unaudited		Nine months ended Sept. 30
(Millions)	Note	2012	2011
Operating activities
Net income		$1,093	$1,502
Share of undistributed net earnings from equity accounted investments		(62)	(455)
Fair value gains, net		(751)	(683)
Deferred income tax expense	13	172	135
Gains and other items, net		―	(150)
Accretion of discount on loan receivable		―	(39)
Depreciation		11	8
Accretion of debt discount and transaction costs		19	10
Stock-based compensation expense	19	8	5
Initial direct leasing costs		(55)	(8)
Working capital and other		(131)	(104)
		304	221
Financing activities
Commercial property debt arranged		1,389	1,044
Commercial property debt repaid		(972)	(1,359)
Corporate credit facilities arranged		855	651
Corporate credit facilities repaid		(488)	(334)
Capital securities redeemed		(153)	(23)
Non-controlling interests issued		―	172
Non-controlling interests repurchased		(19)	(40)
Land development debt arranged		―	1
Land development debt repaid		―	(10)
Distributions to non-controlling interests		(41)	(12)
Proceeds from equity instalment receivable		―	121
Preferred shares issued		247	246
Preferred share dividends	14	(50)	(41)
Common shares issued		6	10
Common shares repurchased		(2)	(12)
Common share dividends	14	(212)	(210)
		560	204
Investing activities
Acquisitions of real estate		(832)	(322)
Disposition of real estate		121	―
Other real estate investments		(122)	―
Disposition of residential segment		―	182
Investment in Australia portfolio		―	(66)
Investment in real estate joint ventures		(54)	(43)
Foreign currency hedges of net investments		(5)	(110)
Loans receivable from affiliate arranged		―	(98)
Loans receivable from affiliate repaid		206	471
Restricted cash and deposits		(28)	(28)
Capital expenditures – development and redevelopment		(167)	(210)
Capital expenditures – commercial properties		(147)	(69)
		(1,028)	(293)
(Decrease) increase in cash resources		(164)	132
Cash and cash equivalents, beginning of period		434	142
Cash and cash equivalents, end of period		$270	$274

See accompanying notes to the condensed consolidated financial statements

Brookfield Office Properties	55

Notes to the Condensed Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE COMPANY

Brookfield Office Properties Inc. (“Brookfield Office Properties” or “the company”) is incorporated under the laws of Canada. The company owns, develops and operates commercial office properties in select cities in North America, Australia and the United Kingdom. The company is a subsidiary of Brookfield Asset Management Inc. (“BAM”), which owns approximately 51% of the company’s voting shares. The company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BPO. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3 and it operates head offices at Three World Financial Center in New York, New York, and Brookfield Place in Toronto, Ontario.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

The interim financial statements have been prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2011, except for the impact of the adoption of the accounting standard described below. The financial statements have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.

These interim financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2011.

(b)	Adoption of Accounting Standard

The company adopted amendments to IAS 12, “Income Taxes” (“IAS 12”), effective January 1, 2012. These amendments are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, “Investment Property”. The amendments introduce a rebuttable presumption that, for purposes of determining deferred tax consequences associated with temporary differences relating to investment properties, the carrying amount of an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The company has determined that based on its business model, the rebuttable presumption introduced by the amendments to IAS 12 has been overcome and has continued to measure deferred taxes on the basis that the carrying amount of investment properties will be recovered through use except where there is a specific plan to sell a property in the foreseeable future. Therefore, the amendments to IAS 12 did not have an impact on the measurement of the company’s deferred tax liabilities.

(c)	Estimates

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the company’s accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the company’s consolidated financial statements for the year ended December 31, 2011.

NOTE 3: INVESTMENT PROPERTIES

	Sept. 30, 2012		Dec. 31, 2011
	Commercial	Commercial	Commercial	Commercial
(Millions)	properties	developments	properties	developments
Balance, beginning of period	$19,258	$1,412	$12,742	$1,050
Additions
Property acquisitions and investments	741	91	6,411	69
Capital expenditures	120	194	173	312
Initial direct leasing costs	45	—	37	—
Dispositions and reclassification to assets held for sale	(44)	—	(1,067)	—
Reclassification from commercial developments to commercial properties	989	(989)	—	—
Fair value gains (losses)	652	92	1,012	(16)
Foreign currency translation	238	1	(104)	(3)
Other changes	87	2	54	—
Balance, end of period	$22,086	$803	$19,258	$1,412

During the third quarter of 2012, the company acquired two commercial properties, 99 Bishopsgate and Shoreditch, in London for £263 million. In addition, the company has committed to acquire two additional commercial properties for an aggregate purchase price of £123 million in a transaction that is expected to close in June 2013. The fair value of those properties as of September 30, 2012 is consistent with the purchase price.

56	Q3/2012 Interim Report

During the second quarter of 2012, the company acquired three office towers, Metropolitan Park East & West in Seattle for $210 million and 799 9th Street in Washington, D.C. for $106 million. The company also acquired the Bow Parkade, a seven-story public parking facility, in Calgary for C$90 million which is part of the company’s 225 Sixth development.

The acquisitions of 99 Bishopsgate, Metropolitan Park East & West and 799 9th Street represent business combinations accounted for in accordance with IFRS 3(R). The following is a summary of the amounts assigned to each major class of asset and liability of the investment properties acquired through business combinations at the dates the company acquired control:

(Millions)
Commercial properties and commercial developments	$818
Commercial property debt	—
Other assets and liabilities	3
Total	$821

The purchase price for 99 Bishopsgate of £253 million has been provisionally allocated to the assets acquired and liabilities assumed at the date of acquisition pending completion of the company’s determination of their fair values which is expected to be completed in the fourth quarter of 2012. Accordingly, the fair value of assets acquired and liabilities assumed could differ from the amounts presented in these consolidated financial statements. The company does not expect the final allocation to be materially different from that presented.

In the period from their acquisition dates to September 30, 2012, the company recorded revenue and net income attributable to shareholders in connection with these properties of $12 million and $8 million, respectively. If the acquisitions had been as of January 1, 2012, the revenue and net income attributable to shareholders of the combined company would have been $1.7 billion and $961 million, respectively, for the nine months ended September 30, 2012. In connection with these acquisitions, the company recognized acquisition-related costs of $4 million through transaction costs.

In addition, during the second quarter of 2012, Brookfield Place in Perth, was reclassified from commercial developments to commercial properties at a fair value of $989 million.

On March 8, 2012, the company sold the Altius Centre building in downtown Calgary for C$180 million. The company had owned a 25% interest in the building.

The company determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Commercial developments under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with its policy, the company measures its commercial properties and commercial developments using valuations prepared by management. The company does not measure its investment properties based on valuations prepared by external valuation professionals.

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following table:

	Sept. 30, 2012			Dec. 31, 2011
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	10.00%	6.25%	7.53%	10.00%	6.25%	7.52%
Terminal cap rate	9.00%	5.75%	6.35%	9.00%	5.75%	6.33%
Investment horizon (yrs)	21	4	12	24	9	12
Canada
Discount rate	7.75%	6.00%	6.47%	8.00%	6.25%	6.67%
Terminal cap rate	7.25%	5.25%	5.74%	7.50%	5.75%	6.21%
Investment horizon (yrs)	14	10	11	14	10	11
Australia
Discount rate	9.75%	8.75%	8.93%	10.00%	9.00%	9.06%
Terminal cap rate	8.75%	7.00%	7.14%	8.75%	7.00%	7.28%
Investment horizon (yrs)	10	10	10	10	10	10

Brookfield Office Properties	57

During the three and nine months ended September 30, 2012, the company capitalized a total of $20 million and $194 million, respectively, (2011 – $69 million and $233 million) of costs related to commercial developments. Included in this amount is $14 million and $145 million, respectively, (2011 – $50 million and $172 million), of construction and related costs and $6 million and $49 million (2011 – $19 million and $61 million) of capitalized borrowing costs. The weighted average capitalization rate used for capitalization of borrowing costs to commercial developments is 5.92% (December 31, 2011 – 6.92%). Included in construction and related costs for the three and nine months ended September 30, 2012, is $4 million and $58 million, respectively, (2011 – $64 million and $171 million) paid to a subsidiary of BAM pursuant to a contract to construct an investment property.

NOTE 4: INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

During the third quarter of 2012, the company acquired a 50% interest in London Wall Place LP, a jointly controlled entity that owns London Wall Place, a commercial development in London, for £13 million.

Summarized financial information in respect of the company’s investment in jointly controlled entities is set out below:

(Millions)	Sept. 30, 2012	Dec. 31, 2011
Non-current assets
Commercial properties	$5,236	$5,157
Commercial developments	333	213
Current assets	148	62
Total assets	5,717	5,432
Non-current liabilities
Commercial property debt	1,751	1,823
Other financial liabilities	24	—
Current liabilities	131	64
Total liabilities	1,906	1,887
Net assets	$3,811	$3,545
Company’s share of net assets	$1,917	$1,804

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Revenue	$100	$122	$295	$363
Expense	(52)	(45)	(150)	(178)
Earnings before fair value gains (losses)	48	77	145	185
Fair value gains (losses)	44	(22)	38	14
Net earnings	$92	$55	$183	$199
Company’s share of net earnings	$31	$27	$96	$101

The company’s share of net earnings from jointly controlled entities for the three and nine months ended September 30, 2011 in Note 18, Share of Net Earnings from Equity Accounted Investments, includes the following earnings of TRZ Holdings LLC (“TRZ Holdings”) which was a jointly controlled entity prior to the company’s acquisition of control in the third quarter of 2011:

	Three months ended Sept. 30	Nine months ended Sept. 30
(Millions)	2011	2011
Revenue	$67	$476
Expense	(47)	(345)
Earnings before fair value gains (losses)	20	131
Fair value gains (losses)	(11)	585
Net earnings	$9	$716
Company’s share of net earnings(1)	$(12)	$383
(1)	Net of $17 million and $63 million for the three and nine months ended September 30, 2011, respectively, representing the amortization of the excess of the company’s carrying amount over its share of the net assets of the venture

58	Q3/2012 Interim Report

NOTE 5: INVESTMENTS IN ASSOCIATES

Summarized financial information in respect of the company’s investment in associates is set out below:

(Millions)	Sept. 30, 2012	Dec. 31, 2011
Total assets	$141	$152
Total liabilities	98	113
Net assets	$43	$39
Company’s share of net assets	$15	$13

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Revenue	$137	$126	$400	$382
Expense	(132)	(120)	(388)	(367)
Net earnings	$5	$6	$12	$15
Company’s share of net earnings	$2	$2	$5	$5

NOTE 6: PARTICIPATING LOAN INTERESTS

Participating loan interests represent interests in certain properties in Australia that do not provide the company with control over the entity that owns the underlying property and are accounted for as loans and receivables. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 26, 2020, subject to the company’s prior right to convert into direct ownership interests in the underlying commercial properties, and have a contractual interest rate that varies with the results of operations of those properties. The contractual maturity date was extended from 2015 in the second quarter of 2012 through an agreement with BAM.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Sept. 30, 2012	Dec. 31, 2011
Darling Park Complex, Sydney	30%	$174	$169
IAG House, Sydney	50%	108	104
NAB House, Sydney	25%	117	61
Bourke Place Trust, Melbourne	43%	186	105
Total participating loan interests		$585	$439

Included in the balance of participating loan interests is an embedded derivative representing the company’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains, net. The carrying value of the embedded derivative at September 30, 2012, was $45 million (December 31, 2011 – $49 million).

Summarized financial information in respect of the properties underlying the company’s investment in participating loan interests is set out below:

(Millions)	Sept. 30, 2012	Dec. 31, 2011
Non-current assets	$2,545	$2,438
Current assets	109	140
Total assets	2,654	2,578
Non-current liabilities	713	1,293
Current liabilities	325	106
Total liabilities	1,038	1,399
Net assets	$1,616	$1,179

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Revenue	$54	$81	$162	$187
Expense	(28)	(58)	(97)	(141)
Earnings before fair value gains (losses)	26	23	65	46
Fair value gains (losses)	(1)	6	2	80
Net earnings	$25	$29	$67	$126

Brookfield Office Properties	59

NOTE 7: OTHER NON-CURRENT FINANCIAL ASSETS

The components of other non-current financial assets are as follows:

(Millions)	Sept. 30, 2012	Dec. 31, 2011
Equity securities designated as available-for-sale	$107	$107
Brookfield Residential Properties Inc. (“BRPI”) promissory notes	488	470
Loans receivable designated as fair value through profit and loss (“FVTPL”)	—	138
Investment in debenture	94	—
Other loans receivable	104	102
Total other non-current financial assets	$793	$817

Investment in debenture represents a 41% indirect ownership interest in a debenture which is secured by an equity interest in a publicly traded real estate entity based in Australia. The fair value of the debenture was $94 million at September 30, 2012. At December 31, 2011, the company held its interest in this debenture in the form of a participating loan agreement with a subsidiary of BAM that held the debenture. This investment was presented in loans receivable designated as FVTPL at December 31, 2011. In the third quarter of 2012, the participating loan agreement was settled in exchange for an interest in the underlying debenture and 59% of the company’s interest in the debenture was concurrently transferred to a group of funds controlled by BAM for proceeds equal to the company’s cost plus a fee equal to an annual return of 9% thereon to compensate the company for the acquisition and maintenance of the investment.

Subsequent to September 30, 2012, the debenture was repaid and the company received proceeds approximating its carrying value. Also, the company and a group of funds controlled by BAM acquired substantially all of the outstanding equity of the publicly traded real estate entity underlying the debenture. The company has determined that the fair value of the debenture at September 30, 2012 is best represented by the A$0.81 per share offer price paid to acquire the publicly traded real estate entity.

In the three and nine months ended September 30, 2012, the company recognized fair value gains of $9 million and $23 million, respectively, representing the increase in value of its interest in the debenture. The company also recognized a fee of $3 million and $6 million in interest and other income, in the three and nine months ended September 30, 2012, respectively, for the acquisition and maintenance of the debenture on the group of funds controlled by BAM’s behalf from the time of its acquisition through to its transfer in the third quarter.

NOTE 8: RECEIVABLES AND OTHER ASSETS

The components of receivables and other assets are as follows:

(Millions)	Sept. 30, 2012	Dec. 31, 2011
Accounts receivable(1)	$233	$259
Loan receivable from affiliate(2)	—	49
Prepaid expenses and other assets	256	165
Total receivables and other assets	$489	$473
(1)	At December 31, 2011, included a $73 million receivable from BAM that was due on demand and repaid during the nine months ended September 30, 2012
(2)	At December 31, 2011, included a $49 million secured loan receivable from a subsidiary of BAM that was repaid March 15, 2012

During the third quarter of 2012, the company made a £61 million deposit in exchange for the right to acquire an ownership interest in Principal Place, a commercial development in London, which is exercisable anytime up to July 28, 2013. If the company does not exercise this option, it is entitled to a return of its deposit plus interest at a rate of Libor plus 3.25%.

Included in prepaid expenses and other assets at September 30, 2012 are derivative assets with a carrying amount of nil (December 31, 2011 – nil). Refer to Note 21, Financial Instruments.

60	Q3/2012 Interim Report

NOTE 9: ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

On March 30, 2012, the company sold its interest in Defence Plaza in Melbourne for proceeds of A$87 million. Defence Plaza was presented in assets held for sale at December 31, 2011.

At September 30, 2012, and December 31, 2011, the four properties that comprise the company’s Minneapolis portfolio being RBC Plaza, 33 South Sixth Street, and Gaviidae I and II, are presented in assets held for sale as the company intends to exit this market through the sale of these properties. These properties are part of the company’s U.S. Commercial business segment.

(Millions)	Sept. 30, 2012	Dec. 31, 2011
Assets
Commercial properties	$334	$423
Receivables and other assets	3	2
Assets held for sale	$337	$425
Liabilities
Commercial property debt	$162	$210
Accounts payable and accrued liabilities	8	7
Liabilities associated with assets held for sale	$170	$217

Discontinued operations include the company’s Minneapolis portfolio, a geographical area that is held for sale, and for the nine months ended September 30, 2011, the residential development segment, a separate line of business that was disposed of on March 31, 2011. The following table summarizes the income and cash flows from discontinued operations:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share information)	2012	2011	2012	2011
Commercial property revenue	$16	$14	$43	$41
Commercial property operating costs	(7)	(7)	(21)	(20)
	9	7	22	21
Residential revenue	―	―	―	83
Residential operating expense	―	―	―	(70)
	―	―	―	13
Interest and other income	―	―	―	1
Interest expense	(1)	(1)	(4)	(5)
Depreciation	―	―	―	(1)
Income from discontinued operations before fair value gains (losses) and income taxes	8	6	18	29
Fair value gains (losses)	(3)	(15)	(15)	28
Income taxes	―	1	―	(4)
Income (loss) from discontinued operations attributable to shareholders	$5	$(8)	$3	$53
Income (loss) from discontinued operations attributable to common shareholders per share – basic	$0.01	$(0.01)	$0.01	$0.11
Income (loss) from discontinued operations attributable to common shareholders per share – diluted	$0.01	$(0.01)	$0.01	$0.10
Cash flows from operating activities	$7	$5	$17	$11
Cash flows used in investing activities	(2)	(1)	(3)	(2)
Cash flows used in financing activities	(1)	(1)	(2)	(3)

Brookfield Office Properties	61

NOTE 10: COMMERCIAL PROPERTY DEBT

	Sept. 30, 2012		Dec. 31, 2011
(Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Unsecured Corporate Debt
Corporate revolving facility	2.32%	$346	2.40%	$264
Brookfield Canada Office Properties (“BOX”) revolving facility	3.22%	61	3.28%	117
Senior unsecured notes	4.17%	352	―	―
Australian property loans(1)	6.59%	202	8.12%	402

Secured Commercial Property Debt
Fixed rate property debt	5.72%	7,298	5.88%	7,181
Variable rate property debt(2)	4.49%	3,314	4.91%	2,571
Secured note payable	8.50%	283	8.50%	310
Total	5.30%	$11,856	5.70%	$10,845

Current		$1,296		$642
Non-current		10,398		9,993
Associated with assets held for sale		162		210
Total		$11,856		$10,845
(1)	Property level debt payable to a subsidiary of BAM
(2)	At September 30, 2012 and December 31, 2011, includes $30 million of other indebtedness outstanding to a subsidiary of BAM

On April 12, 2012, the company issued C$150 million of senior unsecured notes with an April 16, 2018 maturity date and a yield of 4.00%. The company previously issued C$200 million of senior unsecured notes with a January 17, 2017 maturity date and a yield of 4.30% during the three months ended March 31, 2012.

Commercial property debt includes $2,433 million (December 31, 2011 – $1,958 million) repayable in Canadian dollars of C$2,393 million (December 31, 2011 – C$2,001 million), all of which is payable by subsidiaries whose functional currency is the Canadian dollar. Commercial property debt includes $1,597 million (December 31, 2011 – $1,718 million) repayable in Australian dollars of A$1,539 million (December 31, 2011– A$1,683 million), all of which is payable by subsidiaries whose functional currency is the Australian dollar. Commercial property debt also includes $213 million (December 31, 2011 – nil) repayable in British pounds of £132 million (December 31, 2011– nil), all of which is payable by subsidiaries whose functional currency is the British pounds.

Included in commercial property debt is an embedded derivative representing a lender’s right to participate in the appreciation in value of a notional 25% equity interest in the commercial property secured by its mortgage that can be settled, at the company’s option, in cash or equity in the underlying property on maturity of the debt in 2014. The embedded derivative is measured at fair value through profit and loss with changes in fair value reported in earnings as fair value gains (losses). The carrying amount of the embedded derivative at September 30, 2012, is $57 million (December 31, 2011 – $56 million).

NOTE 11: CAPITAL SECURITIES

The company has the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2012(1)		Dec. 31, 2011(1)
Class AAA Series E(2)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	8,000,000	6.00%		203		196
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		203		196
Class AAA Series I	―	5.20%		―		150
Class AAA Series J	8,000,000	5.00%		203		196
Class AAA Series K	6,000,000	5.20%		153		146
Total capital securities				$872		$994

Current				$203		$150
Non-current				669		844
Total capital securities				$872		$994

(1)	Net of transaction costs of nil at September 30, 2012 (December 31, 2011 – $1 million)
(2)	Class AAA, Series E capital securities are owned by BAM, the company’s parent. The company has an offsetting loan receivable against these securities earning interest at 108% of bank prime

On March 30, 2012, the company redeemed all of the outstanding Class AAA Series I shares for cash of C$25.00 per share.

Capital securities includes $762 million (December 31, 2011 – $884 million) repayable in Canadian dollars of C$750 million (December 31, 2011 – C$903 million).

62	Q3/2012 Interim Report

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December. On November 1, 2012 the Board of Directors of the company declared quarterly dividends payable for the Class AAA Series F, G, H, J and K preferred shares.

NOTE 12: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities was $1.1 billion at September 30, 2012 (December 31, 2011 – $980 million). Included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $268 million (December 31, 2011 – $228 million). Refer to Note 21, Financial Instruments.

Current tax liabilities included in accounts payable amount to $197 million (December 31, 2011 – $217 million).

NOTE 13: INCOME TAXES

The sources and movements of deferred income tax balances are as follows:

		Recognized in
(Millions)	Dec. 31, 2011	Income	Equity	OCI	Reclassified		Sept. 30, 2012
Deferred tax assets related to non-capital losses and capital losses	$220	$(20)	$2	$14	$	―	$216
Deferred tax liabilities related to differences in tax and book basis, net	(767)	(152)	―	1		13	(905)
Net deferred tax liabilities	$(547)	$(172)	$2	$15		$13	$(689)

The company and its Canadian subsidiaries have deferred tax assets of $70 million (December 31, 2011 – $73 million) related to non-capital losses that expire over the next 20 years, and $125 million (December 31, 2011 – $121 million) related to capital losses that have no expiry. The company’s U.S. subsidiaries have deferred tax assets of $21 million (December 31, 2011 – $26 million) related to net operating losses that expire over the next 20 years.

The major components of income tax expense include the following:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Current tax expense	$14	$15	$47	$39
Deferred tax expense	48	30	172	135
Total income taxes	$62	$45	$219	$174

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Income tax expense at the Canadian federal and provincial income tax rate of 26.5% (2011 – 28.3%)	$128	$141	$347	$459
Increase (decrease) in income tax expense due to
Non-deductible preferred share dividends	3	3	10	12
Lower income tax rates in other jurisdictions	(59)	(82)	(132)	(236)
Tax asset derecognized (previously not recognized)	―	(6)	13	(18)
Foreign exchange gains and losses	―	(3)	―	(4)
Change in Canadian tax rate	―	―	11	―
Non-controlling interests in income of flow-through entities	(13)	(8)	(39)	(42)
Other	3	―	9	3
Total income taxes	$62	$45	$219	$174

The applicable tax rate is the aggregate of the Canadian Federal income tax rate of 15.0% (2011 – 16.5%) and the Provincial income tax rate of 11.5% (2011 – 11.8%).

Brookfield Office Properties	63

NOTE 14: EQUITY

(a)	Common Shares

The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

	Sept. 30, 2012	Dec. 31, 2011
Common shares issued and outstanding, beginning of period	503,667,579	502,709,930
Shares issued on exercise of options	598,182	1,533,791
Dividend reinvestment	125,982	305,981
Shares repurchased(1)	(269,362)	(882,123)
Common shares issued and outstanding, end of period	504,122,381	503,667,579
(1)	At September 30, 2012 consists of shares repurchased in connection with the company’s normal course issuer bid as well as the company’s restricted stock plan net of shares sold to cover income taxes less dividends received

Total common share dividends in the three and nine months ended September 30, 2012, were $71 million and $212 million, respectively, or $0.14 and $0.42 per share, respectively. On November 1, 2012, the Board of Directors of the company declared common share dividends of $0.14 per share to be paid in the third quarter of 2012.

(b)	Accumulated Other Comprehensive Income

As of September 30, 2012, and December 31, 2011, accumulated other comprehensive income consists of the following amounts:

(Millions)	Sept. 30, 2012	Dec. 31, 2011
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities, net of taxes of $31 million (December 31, 2011 – $31 million), net of non-controlling interest	$320	$237
Losses on derivatives designated as cash flow hedges, net of taxes of $82 million (December 31, 2011 - $52 million)(1)	(247)	(212)
Accumulated other comprehensive income	$73	$25
(1)	Includes losses of $10 million (December 31, 2011 - $7 million), which will be reclassified to interest expense over the next 12 months

(c)	Earnings per Share

Net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except share information)	2012	2011	2012	2011
Net income from continuing operations	$420	$453	$1,090	$1,449
Non-controlling interests	(49)	(30)	(148)	(150)
Preferred share dividends	(17)	(13)	(50)	(41)
Net income from continuing operations available to common shareholders – basic	354	410	892	1,258
Dilutive effect of conversion of capital securities	12	14	38	43
Net income from continuing operations available to common shareholders – diluted	$366	$424	$930	$1,301

Net income attributable to shareholders	$376	$415	$945	$1,352
Preferred share dividends	(17)	(13)	(50)	(41)
Net income available to common shareholders – basic	359	402	895	1,311
Dilutive effect of conversion of capital securities	12	14	38	43
Net income available to common shareholders – diluted	$371	$416	$933	$1,354

Weighted average shares outstanding – basic	503.9	503.5	503.7	503.1
Unexercised dilutive options and restricted stock	4.1	4.8	4.5	5.3
Conversion of capital securities	56.7	70.6	56.7	70.6
Weighted average shares outstanding – diluted(1)	564.7	578.9	564.9	579.0
(1)	The calculation of diluted weighted average shares outstanding at September 30, 2012, excludes options for 15 million shares as their inclusion would be anti-dilutive (September 30, 2011 – 13 million)

64	Q3/2012 Interim Report

(d)	Preferred Equity

The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2012	Dec. 31, 2011
Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Class AAA Series R	10,000,000	5.10%	247	247
Class AAA Series T	10,000,000	4.60%	251	―
Total preferred equity			$1,346	$1,095

On September 13, 2012, the company issued 10 million Class AAA Series T preferred shares at a price of C$25.00 per share with a December 31, 2018 maturity and a yield of 4.60%.

During the three and nine months ended September 30, 2012, the company paid preferred dividends of $17 million and $50 million, respectively (2011 - $13 million and $41 million). Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December. On November 1, 2012 the Board of Directors of the company declared quarterly dividends payable for the Class AAA Series L, N, P, R and T preferred shares.

(e)	Non-Controlling Interests

Non-controlling interests consist of the following:

(Millions)	Sept. 30, 2012	Dec. 31, 2011
Preferred equity – subsidiaries	$388	$374
Other non-controlling interests	1,222	1,130
Total non-controlling interests	$1,610	$1,504

Preferred Equity - Subsidiaries

Subsidiaries’ preferred shares outstanding total $388 million (December 31, 2011 – $374 million) as follows:

(Millions, except share information)	Shares Outstanding	Preferred Shares Series	Cumulative Dividend Rate	Sept. 30, 2012	Dec. 31, 2011
BPO Properties Ltd. (“BPO Properties”)	1,805,489	Series G	70% of bank prime	$46	$44
	3,816,527	Series J	70% of bank prime	97	93
	300	Series K	30-day BA + 0.4%	153	147
	2,847,711	Series M	70% of bank prime	72	70
	800,000	Series N	30-day BA + 0.4%	20	20
Total preferred equity – subsidiaries				$388	$374

Other non-controlling interests

Other non-controlling interests include the amounts of common equity related to non-controlling shareholders’ interests in the company’s subsidiaries. The balances are as follows:

(Millions)	Others’ Equity Ownership	Sept. 30, 2012	Dec. 31, 2011
Units of BOX(1)	16.7%	$493	$427
Limited partnership units of Brookfield Financial Properties L.P. (“BFP")	0.6%	38	36
Units of Brookfield Prime Property Fund (“Prime”)(2,3)	19.8%	44	67
Members interest in Brookfield Heritage Partners LLC	49.0%	103	87
Members interest in BOP 1801 California Street LLC	49.0%	39	38
U.S. Office Fund	15.7%	505	475
Total other non-controlling interests		$1,222	$1,130
(1)	Canadian-dollar denominated
(2)	Australian-dollar denominated
(3)	During the nine months ended September 30, 2012, the company acquired additional units of Prime which decreased the others' equity ownership from 26.2% at December 31, 2011 to 19.8% at September 30, 2012

Brookfield Office Properties	65

NOTE 15: REVENUE AND COMMERCIAL PROPERTY NET OPERATING INCOME

(a)	Revenue

The components of revenue are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Commercial property revenue	$559	$461	$1,616	$1,167
Interest and other income(1)	21	31	63	93
Total revenue	$580	$492	$1,679	$1,260
(1)	Excludes foreign exchange gains and losses associated with translation of the company’s net foreign currency denominated monetary assets as well as other gains for a total of $10 million and $21 million included in other income for the three and nine months ended September 30, 2011, respectively

(b)	Commercial property net operating income

The company’s commercial property net operating income from continuing operations is as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Commercial property revenue	$559	$461	$1,616	$1,167
Commercial property operating costs	(214)	(185)	(617)	(458)
Commercial property net operating income	$345	$276	$999	$709

(c)	Interest and other income

The components of interest and other income are as follows:

	Three months ended Sept. 30			Nine months ended Sept. 30
(Millions)	2012		2011	2012	2011
Interest income on loans receivable from BAM	$	―	$13	$2	$48
Interest income on residential note receivable from BRPI		7	9	23	18
Interest income on participating loan interests with subsidiaries of BAM		9	5	23	13
Interest and other income on loans receivable designated as FVTPL		3	(1)	8	(1)
Other interest income		―	5	2	17
Other income(1)		2	10	5	19
Total interest and other income		$21	$41	$63	$114

(1)	Includes condemnation award of $11 million, partnership settlement of $6 million and gain on repurchase of debt of $5 million for the nine months ended September 30, 2011

NOTE 16: TRANSACTION COSTS

The company recognized acquisition-related costs of $4 million for the three and nine months ended September 30, 2012 (2011 - nil), in connection with investment properties acquired through business combinations accounted for in accordance with IFRS 3(R).

NOTE 17: FAIR VALUE GAINS, NET

The components of fair value gains, net are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Investment properties
Commercial properties	$197	$226	$652	$726
Development properties	101	(18)	92	(31)
	298	208	744	695
Financial instruments
Participating loan interests	(1)	4	(1)	29
U.S. Office Fund option and true-up liability	―	―	―	(59)
Other financial instruments designated as FVTPL	9	(7)	23	(10)
	8	(3)	22	(40)
Total fair value gains, net	$306	$205	$766	$655

NOTE 18: SHARE OF NET EARNINGS FROM EQUITY ACCOUNTED INVESTMENTS

The components of net earnings of equity accounted investments are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Jointly controlled entities	$31	$15	$96	$484
Associates	2	2	5	5
Total share of net earnings from equity accounted investments	$33	$17	$101	$489

66	Q3/2012 Interim Report

NOTE 19: STOCK-BASED COMPENSATION

Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date.

During the three months ended June 30, 2012, the company granted 1,500,000 stock options (2011 – nil), under the Share Option Plan with an exercise price of $18.54 per share which was equal to the closing price on the New York Stock Exchange on the last trading day preceding the grant date of May 3, 2012. At the grant date, the options each had a fair value of $4.06 per share determined using the Black-Scholes model of valuation, assuming a 9.7-year term, 38.78% volatility, a weighted average dividend yield of 1.50% and a risk free interest rate of 1.38%. The resulting total compensation of $6 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.

During the three months ended March 31, 2012, the company granted 2,416,000 stock options (2011 – 1,971,000), under the Share Option Plan with an exercise price of $17.84 per share (2011 – $17.35 per share), which was equal to the five-day volume weighted average price of a share on the New York Stock Exchange for the five business days preceding the effective grant date of February 22, 2012. At the grant date, the options each had a fair value of $3.63 per share (2011 – $2.73 per share) determined using the Black-Scholes model of valuation, assuming a 7.5-year term, 38.72% volatility (2011 – 30.00%), a weighted average dividend yield of 2.50% (2011 – 5.00%) and a risk free interest rate of 1.35% (2011 – 2.65%). The resulting total compensation of $9 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.

At September 30, 2012, the company had 1,341,161 deferred share units outstanding and vested (December 31, 2011 – 1,282,079).

During the nine months ended September 30, 2012, 56,646 (2011 – 200,000) shares were granted under the restricted stock plan with a grant date fair value of $17.65 per share (2011 – $18.64 per share).

During the nine months ended September 30, 2012, 223,000 (2011 – 160,000) shares were granted under the global stock option plan with an exercise price of $17.84 per share (2011 – $17.35 per share).

Employee compensation expense related to the stock option, deferred share unit and restricted stock plans for the three and nine months ended September 30, 2012 was $4 million and $8 million, respectively (2011– $2 million and $5 million).

NOTE 20: GUARANTEES, CONTINGENCIES AND OTHER

In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

The company may be contingently liable with respect to litigation and claims that arise in the normal course of business as well as for certain obligations of our associates in joint ventures. A specific litigation is being pursued against one of the company’s subsidiaries related to security on a defaulted loan. At this time, the amount of contingent cash outflow related to the litigation and claims currently being pursued against the company is uncertain and could be up to C$64 million (A$63 million) in the event the company is completely unsuccessful in defending the claims.

The company, through its 50% interest in London Wall Place LP, has a £14 million commitment to the City of London related to the acquisition of London Wall Place.

Brookfield Office Properties	67

NOTE 21: FINANCIAL INSTRUMENTS

Derivatives and hedging activities

Interest rate hedging

The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at September 30, 2012, and December 31, 2011:

(Millions)	Hedging Item	Notional		Rates	Maturity Dates	Fair Value
Sept. 30, 2012	Interest rate caps of US$ LIBOR debt		$1,138	3.8% to 5.5%	Jan 2013 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt		$1,005	0.6% to 1.5%	Jul 2013 to Jun 2016		$(14)
	Interest rate swaps of A$ BBSW/BBSY debt	A$	993	3.5% to 5.9%	Jan 2014 to Jul 2017	A$	(71)
	Interest rate swaps on forecasted fixed rate debt		$1,075	2.1% to 4.7%	Jul 2023 to May 2025		$(152)
	Interest rate swaps on forecasted fixed rate debt	C$	545	2.3% to 3.5%	Oct 2022 to Dec 2024	C$	(28)
Dec. 31, 2011	Interest rate caps of US$ LIBOR debt		$918	3.8% to 5.5%	Mar 2012 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt		$957	0.8% to 5.7%	Sept 2012 to May 2014		$(14)
	Interest rate swaps of A$ BBSW/BBSY debt	A$	931	4.8% to 5.9%	Jan 2012 to Jul 2016	A$	(43)
	Interest rate swaps on forecasted fixed rate debt		$1,015	2.6% to 4.7%	Feb 2022 to Nov 2024		$(140)
	Interest rate swaps on forecasted fixed rate debt	A$	357	5.2%	Jan 2014	A$	(10)
	Interest rate swaps on forecasted fixed rate debt	C$	225	3.4% to 3.6%	Apr to Nov 2023	C$	(17)

For the three and nine months ended September 30, 2012 and 2011, the amount of hedge ineffectiveness recorded in earnings in connection with the company’s interest rate hedging activities was not significant.

Foreign currency hedging

The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at September 30, 2012, and December 31, 2011:

(Millions)	Hedging Item	Hedged Currency	Notional		Rate	Fair Value	Maturity	Hedged Item
Sept. 30, 2012	Foreign currency forward	British pounds		£45	£0.62/US$	―	Dec 2012	GBP denominated net investment
Dec. 31, 2011	Foreign currency forward	Australian dollar	A$	135	A$0.98/US$	$(4)	Jan 2012	A$ denominated net investment
	Foreign currency forward	British pounds		£45	£0.64/US$	nil	Mar 2012	GBP denominated net investment

In addition, as of September 30, 2012, the company had designated C$1.1 billion (December 31, 2011 – C$903 million) of its Canadian dollar financial liabilities as hedges of the net investment in its Canadian operations.

For the three and nine months ended September 30, 2012 and 2011 the amount of hedge ineffectiveness recorded in earnings in connection with the company’s foreign currency hedging activities was not significant.

Other derivatives

The following table provides details of other derivatives outstanding as at September 30, 2012, and December 31, 2011:

(Millions)	Derivative Type	Fair Value	Fair Value (Gain)/Loss	Classification of Gain/Loss
Sept. 30, 2012	Total return swap(1)	$(2)	$(4)	General and administrative expense
Dec. 31, 2011	Total return swap(1)	$2	$(17)	General and administrative expense
(1)	Relates to the total return swap on the company’s shares in connection with its Deferred Share Unit Plan

68	Q3/2012 Interim Report

NOTE 22: RELATED PARTIES

In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at exchange value. The following table summarizes transactions and balances with BAM and its subsidiaries:

	Three months ended Sept. 30			Nine months ended Sept. 30
(Millions)	2012	2011		2012	2011
Transactions with related parties
Lease revenue(1)	$2	$	―	$7	$1
Interest and other income	19		26	56	78
Interest expense on commercial property debt	3		8	16	30
				Sept. 30, 2012	Dec. 31, 2011
Balances outstanding to (from) related parties
Participating loan interests				$585	$439
BRPI promissory notes				488	470
Loans receivable designated as FVTPL				―	138
Other loans receivable				104	224
Commercial property debt				(232)	(432)

(1)	Amounts received from BAM and its subsidiaries for the rental of office premises

Refer to Notes 3, Investment Properties, and 7, Other Non-Current Financial Assets, for additional related party transactions.

The company holds a 70% interest in Brookfield Properties Management Pty Ltd. which manages the properties in the company’s interest in a portfolio of properties in Australia (the “Australian portfolio”) and certain other properties owned by subsidiaries of BAM, with the remaining 30% held by BAM. The company has an option to acquire BAM’s interest in Brookfield Properties Management Pty Ltd. for nominal consideration at any time prior to September 30, 2020.

NOTE 23: OTHER INFORMATION

(a) Supplemental cashflow information

	Nine months ended Sept. 30
(Millions)	2012	2011
Acquisitions of real estate	$832		$432
Mortgages and other balances assumed on acquisition	―		(110)
Net acquisitions	$832		$322
Dispositions of real estate	$157	$	―
Mortgages and other balances assumed by purchasers	(36)		―
Net dispositions	$121	$	―

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2012	2011	2012	2011
Cash taxes paid	$21	$4	$58	$48
Cash interest paid (excluding dividends on capital securities)	104	136	413	358

(b) During the three and nine months ended September 30, 2012, interest expense included $9 million and $17 million, respectively (2011 – $4 million and $9 million) relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities which has been recognized in interest expense using the effective interest method.

NOTE 24: SUBSEQUENT EVENTS

In October 2012, the company acquired 75% of its partner’s interest in The 100 Bishopsgate Partnership, bringing its ownership in the entity that holds the 100 Bishopsgate commercial development to 87.5%. As of the acquisition date, this investment property will be consolidated.

In October 2012, the company acquired a 41% equity interest in a real estate entity based in Australia. The remaining equity of the entity was acquired by a group of funds controlled by BAM.

NOTE 25: SEGMENTED INFORMATION

The company and its subsidiaries operate in the United States, Canada, Australia and the United Kingdom within the commercial property business.

In the third quarter of 2012, the company acquired a portfolio of investment properties in the United Kingdom and established a platform to manage its investment in that market. This investment was previously managed out of the platform in the United States. The company has presented segment information for the United Kingdom segment beginning in the third quarter of 2012 and has revised its segment presentation for the comparative period consistent with its current segment composition as required by IFRS 8, “Operating Segments”.

Brookfield Office Properties	69

The company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The company uses commercial property net operating income as a measure of operating performance and funds from operations, a widely used measure in analyzing real estate, as a measure of segment profit or loss. The company defines commercial property net operating income as income from commercial property operations after direct operating expenses, including property administration costs, have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses) and the company’s share of net earnings (losses) from equity accounted investments. The company defines funds from operations as income before fair value gains (losses), income taxes and certain other non cash items, if any, less non-controlling interests in the foregoing. Funds from operations includes funds from operations of consolidated properties, the company’s share of funds from operations of equity accounted investments and funds from discontinued operations. The following summary presents segmented financial information for the company’s principal areas of business:

	Commercial
	United States		Canada(1)		Australia		United Kingdom		Total
(Millions)	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
Nine months ended	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Revenue	$1,019	$689	$438	$412	$224	$159	$(2)	$—	$1,679	$1,260

Commercial property net operating income	607	367	242	230	150	112	—	—	999	709
Interest and other income	9	73	25	26	31	15	(2)	—	63	114
	616	440	267	256	181	127	(2)	—	1,062	823

Interest expense(2)	(304)	(222)	(117)	(103)	(73)	(59)	—	—	(494)	(384)
General and administrative expense(3)	(59)	(48)	(45)	(48)	(11)	(7)	—	—	(115)	(103)
Other	(2)	(8)	(3)	(1)	(1)	(2)	(5)	—	(11)	(11)
Funds from operations of equity accounted investments	60	149	5	15	13	15	3	—	81	179
Funds from discontinued operations	18	17	—	13	—	—	—	—	18	30
Non-controlling interests in funds from operations	(34)	(26)	(17)	(17)	(1)	(2)	—	—	(52)	(45)
Funds from operations	295	302	90	115	108	72	(4)	—	489	489

Fair value gains	390	485	255	37	120	133	1	—	766	655
Fair value gains (losses) of equity accounted investments	32	333	—	(7)	(12)	—	—	(16)	20	310
Other(4)	(1)	154	1	(1)	—	1	—	—	—	154
Income taxes	(45)	(89)	(120)	(29)	(54)	(57)	—	1	(219)	(174)
Funds from discontinued operations	(18)	(17)	—	(13)	—	—	—	—	(18)	(30)
Non-controlling interests in funds from operations	34	26	17	17	1	2	—	—	52	45
Income from continuing operations	687	1,194	243	119	163	151	(3)	(15)	1,090	1,449
Income (loss) from discontinued operations	3	40	—	13	—	—	—	—	3	53
Net income	690	1,234	243	132	163	151	(3)	(15)	1,093	1,502
Net income attributable to non-controlling interests	79	104	66	28	3	18	—	—	148	150
Net income attributable to shareholders	$611	$1,130	$177	$104	$160	$133	$(3)	$(15)	$945	$1,352
(1)	Includes $13 million of funds from discontinued operations and $9 million of income from discontinued operations attributable to the residential development segment, a separate line of business disposed of on March 31, 2011, for the nine months ended September 30, 2011
(2)	Includes allocation of interest expense on corporate debt and capital securities of $14 million to United States and $45 million to Canada for the nine months ended September 30, 2012 (2011 - $14 million to United States and $40 million to Canada)
(3)	Includes allocation of corporate-level general and administrative expenses of $13 million to United States and $6 million to Canada for the nine months ended September 30, 2012 (2011 - $9 million to United States and $9 million to Canada)
(4)	Includes $150 million gain in U.S. commercial operations recognized in connection with the exercise of the U.S. Office Fund option in the nine months ended September 30, 2011

	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
(Millions)	2012	2011	2011	2011	2012	2011	2012	2011	2012	2011
Total assets	$16,593	$15,649	$5,867	$5,339	$4,367	$4,073	$565	$83	$27,392	$25,144

(Millions)	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
Nine months ended	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Total commercial property net operating income(1)	$696	$613	$247	$248	$208	$170	$—	$—	$1,151	$1,031
(1)	Includes commercial property net operating income of equity accounted investments of $89 million, $5 million, $58 million and nil in the United States, Canada, Australia and the United Kingdom commercial operations, respectively, for the nine months ended September 30, 2012 (2011 - $246 million, $18 million, $58 million and nil, respectively)

NOTE 26: APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issue on November 1, 2012.

70	Q3/2012 Interim Report

Shareholder Information

STOCK EXCHANGE LISTINGS

	Outstanding at September 30, 2012	Symbol	Stock Exchange
Common Shares	504,122,381	BPO	New York / Toronto
Class A Preferred Shares
Series A	4,612,500	Not listed	―
Series B	9,589,500	Not listed	―
Class AA Preferred Shares
Series E	2,000,000	Not listed	―
Class AAA Preferred Shares
Series E	8,000,000	Not listed	―
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto
Series L	11,500,000	BPO.PR.L	Toronto
Series N	11,000,000	BPO.PR.N	Toronto
Series P	12,000,000	BPO.PR.P	Toronto
Series R	10,000,000	BPO.PR.R	Toronto
Series T	10,000,000	BPO.PR.T	Toronto

DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date
Common Shares(2)	First day of March, June, September and December	Last business day of March, June, September and December
Class A Preferred Shares	First day of March and	15th day of March and
Series A, B	September	September
Class AA Preferred Shares	15th day of March, June,	Last day of March, June, September
Series E	September and December	and December
Class AAA Preferred Shares	15th day of March, June,	Last day of March, June, September
Series E, F, G, H, J, K, L, N, P, R and T	September and December	and December
(1)	All dividends are subject to declaration by the company’s Board of Directors
(2)	Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise

FIVE-YEAR COMMON SHARE DIVIDEND HISTORY

(US Dollars)	2008	2009	2010	2011	2012
March 31	$0.14	$0.14	$0.14	$0.14	$0.14
June 30	0.14	0.14	0.14	0.14	0.14
September 30	0.14	0.14	0.14	0.14	0.14
December 31	0.14	0.14	0.14	0.14	0.14

Brookfield Office Properties	71

Corporate Information

CORPORATE PROFILE

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 114 properties totaling 80 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and Brookfield Place in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO

BROOKFIELD office PROPERTIES

Three World Financial Center	Brookfield Place, Bay Wellington Tower
200 Vesey Street, 11th Floor	181 Bay Street, Suite 330
New York, New York 10281-1021	Toronto, Ontario M5J 2T3
Tel: (212) 417-7000	Tel: (416) 369-2300
Fax: (212) 417-7214	Fax: (416) 369-2301

www.brookfieldofficeproperties.com

SHAREHOLDER INQUIRIES

Brookfield Office Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at Melissa.Coley@brookfield.com. Inquiries regarding financial results should be directed to Bryan Davis, Chief Financial Officer at (212) 417-7166 or via e-mail at Bryan.Davis@brookfield.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC MELLON TRUST COMPANY

By mail:	P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, M5C 2W9

By courier:	199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario, M5L 1G9
Attention: Courier Window

Tel:	(800) 387-0825; (416) 643-5500
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Office Properties maintains a website, brookfieldofficeproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.

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